UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
Lisata Therapeutics, Inc.
(Name of Subject Company)
Lisata Therapeutics, Inc.
(Name of Person Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
128058302
(CUSIP Number of Class of Securities)
David J. Mazzo, Ph.D.
Chief Executive Officer
Lisata Therapeutics, Inc.
P.O. Box 173, Liberty Corner,
New Jersey 07938
(908) 841-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)
With copies to:
Jeffrey P. Schultz, Esq.
Mintz Levin Cohn Ferris Glovsky & Popeo, P.C.
919 Third Avenue
New York, NY 10022
(212) 935-3000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.
Name and Address
The name of the subject company is Lisata Therapeutics, Inc., a Delaware corporation (“Lisata” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is P.O. Box 173, Liberty Corner, New Jersey 07938. The telephone number of the Company’s principal executive office is (908) 841-0100.
Securities
The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (the “Common Shares”). As of June 8, 2026, there were (a) 9,101,943 shares of Common Shares issued and outstanding, (b) 10,000 shares of Series B Convertible Redeemable Preferred Stock, par value $0.01 per share, issued and outstanding, (c) 1,244,545 shares subject to issuance pursuant to outstanding Company Stock Options, (d) 286,740 shares that are Company Restricted Stock and (e) 476,862 shares subject to issuance pursuant to outstanding Company RSUs. “Company Equity Plans” means the 2009 Equity Plan, the 2015 Equity Plan, the 2016 Equity Plan, and the 2018 Equity Plan, each as amended and/or restated from time to time, copies of which are filed as Exhibits (e)(8), (e)(9), (e)(10) and (e)(11) to this Schedule 14D-9 and are incorporated herein by reference, and (i) “Company Stock Option” means an option to purchase Common Shares granted under any Company Equity Plan or otherwise, (ii) “Company Restricted Stock” means any restricted Common Shares granted under any Company Equity Plan or otherwise that, as of immediately prior to the Effective Time, are not vested or are subject to a repurchase option, risk of forfeiture or other similar risk or condition under any applicable restricted stock award agreement, and (iii) “Company RSU” means a restricted stock unit granted under any Company Equity Plan or otherwise, including restricted stock units that are fully vested but subject to deferred settlement.
Item 2.	Identity and Background of Filing Person.
Name and Address
The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”
Tender Offer
This Schedule 14D-9 relates to the tender offer by Kuva Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Kuva Labs Inc., a Delaware corporation (“Parent” or “Kuva”), to acquire any and all of the issued and outstanding shares of common stock (each, a “Common Share” and collectively, the “Common Shares”) in exchange for (i) $4.00 per Common Share, net to the seller in cash, without interest (the “Closing Amount”) plus (ii) one (1) non-tradeable contingent value right (each, a “CVR”), which represents the contractual right to receive one (1) contingent cash payment equal to $1.25 per CVR upon the achievement of the First Milestone (as defined below) and one (1) contingent cash payment equal to $1.75 per CVR upon the achievement of the Second Milestone (as defined below), in each case, in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into with a rights agent selected by Parent and reasonably acceptable to the Company (the “Rights Agent”) at the time provided for in the CVR Agreement, net to the seller in cash, without interest (the Closing Amount plus one (1) CVR, collectively or any higher amount per Common Share paid pursuant to the Offer, the “Offer Price”) and less any applicable tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2026 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).
The CVR represents a non-tradable contractual contingent right to receive one (1) contingent cash payment (the “First Milestone Payment”) upon the achievement of, with respect to a Phase 2a, double-blind, placebo-controlled, randomized, proof-of-concept study evaluating LSTA1 when added to standard of care (temozolomide) versus temozolomide and matching LSTA1 placebo in subjects with newly diagnosed Glioblastoma Multiforme (GBM) (Protocol Number: LSTA1-GBM-2A), (i) completion of enrollment of such trial, (ii) the enrollment of at least 90% of the target number of subjects of such trial or (iii) the termination of such trial by its sponsor for any reason (with the term “enrollment” meaning the process of registering qualified participants into such trial after confirming eligibility and obtaining informed consent, marking the point at which the participant becomes a subject of such trial) (the “First Milestone”), which shall be due and payable on the later of December 15, 2026 and the date that is forty-five (45) days following the achievement of the First Milestone, and one (1) contingent cash payment (the “Second Milestone Payment” and, collectively with the First Milestone Payment, the “Milestone Payments”) upon the achievement of the milestone related to the filing or formal acceptance for review by any Governmental Body (as defined in the Merger Agreement) of any (i) New Drug Application submitted to the FDA in the U.S. in accordance with the FDCA requesting approval to market or commercialize any pharmaceutical product that contains or incorporates the product candidate referred to as certepetide (formerly LSTA1 or CEND-1), alone or in combination with one or more other therapeutically active ingredients, including all formulations, dosages, or modes of delivery thereof (the “CVR Product”) for any indication or patient population, or (ii) analogous application or submission to any other applicable Governmental Body requesting approval to market or commercialize the CVR Product for any indication or patient population (the “Second Milestone” and, collectively with the First Milestone, the “Milestones”), which shall be due and payable on the date that is forty-five (45) days following the achievement of the Second Milestone, in each case, prior to the earliest of (a) the mailing by the Rights Agent to the address or the payment of the Rights Agent to each holder of the Milestone Payment, (b) 11:59 p.m. New York City Time on the seventh (7th) anniversary of the Closing Date (as defined below), and (c) termination of the CVR Agreement.
The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 10, 2026. The Offer to Purchase and a form of the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 6, 2026 (the “Original Merger Agreement,” as amended by that certain Amendment and Waiver to Agreement and Plan of Merger, dated as of May 3, 2026, by and among the Company, Purchaser and Parent (the “First Merger Agreement Amendment”), that certain Amendment to Agreement and Plan of Merger, dated as of May 29, 2026, by and among the Company, Purchaser and Parent (the “Second Merger Agreement Amendment”), that certain Amendment and Waiver to Agreement and Plan of Merger, dated as of June 8, 2026, by and among the Company, Purchaser and Parent (the “Third Merger Agreement Amendment”) and as it may be further amended from time to time, the “Merger Agreement”), among the Company, Purchaser and Parent, pursuant to which, unless otherwise agreed by the Company, Parent and Purchaser, as soon as practicable following consummation of the Offer, but in no event later than the first (1st) business day after the satisfaction or waiver of the conditions of the Merger set forth in the Merger Agreement, or at such other place or on such other date as Parent and the Company may mutually agree (such date, the “Closing Date”), and subject to the satisfaction or waiver of such conditions, Purchaser will merge with and into the Company (the “Merger”) and the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation (the “Surviving Corporation”), upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and effected without a vote of the Company’s stockholders (the “Stockholders”). In the Merger, each Common Share issued and outstanding immediately prior to the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed to by Purchaser and the Company and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”), (other than (i) Common Shares held in the treasury of the Company, (ii) Common Shares owned by Parent, Purchaser, the Company, or any of their respective direct or indirect wholly-owned subsidiaries, (iii) Common Shares irrevocably accepted for purchase in the Offer, (iv) Common Shares that are Rollover Shares (as defined below) and (v) Common Shares held by stockholders who have properly demanded appraisal of such Common Shares in accordance with the DGCL (the “Dissenting Shares”), unless such holder fails to perfect or effectively withdraws or otherwise loses his, her or its right to appraisal) (collectively, “Excluded Shares”) will be converted into the right to receive the Offer Price, without interest, less applicable withholding of taxes (the “Common Merger Consideration”) and (ii) each of the issued and outstanding Company Preferred Stock of Series B Convertible Redeemable Preferred Stock, par value $0.01 per share, of the Company (each, a

“Preferred Share” and collectively, “Preferred Shares” and, Common Shares, together with the Preferred Shares, “Shares”) (other than Excluded Shares) will be converted into the right to receive $0.0005 (the “Preferred Merger Consideration” and, together with the Common Merger Consideration, as applicable, the “Merger Consideration”).
In connection with the execution of the Merger Agreement, certain stockholders of the Company (none of which are executives of the Company) (the “Rollover Stockholders”) entered into support agreements with Parent and Purchaser (as they may be amended, restated, supplemented, or otherwise modified from time to time, the “Support Agreements” and each, a “Support Agreement”) pursuant to which, among other things, the Rollover Stockholders have (i) agreed not to tender their Common Shares to Purchaser in the Offer, (ii) agreed to contribute certain of their Common Shares (the “Rollover Shares”) held by the Rollover Stockholders to Parent, in each case, in the amount and as specified in the Support Agreement and (iii) waived the right to receive the Offer Price or Merger Consideration in respect of any Rollover Shares. The Company is not a party to any such Support Agreement. Each Rollover Stockholder will receive from Parent, a simple agreement for future equity (the “Parent SAFE”) on the terms and subject to the conditions set forth in the Parent SAFE.
The treatment of Company Stock Options, Company Restricted Stock and Company RSUs under the Company Equity Plans is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements-Arrangements Between the Company and its Executive Officers, Directors and Affiliates.”
The Merger Agreement provides that at the Effective Time, each warrant to purchase Common Shares issued by the Company (each a “Company Warrant”) shall be treated in accordance with the terms and conditions specified in such Company Warrant.
A more complete description of the Merger Agreement can be found in Section 11 of the Offer to Purchase under the caption “The Merger Agreement; Other Agreements-The Merger,” a copy of the Original Merger Agreement has been filed as Exhibit (e)(1)(A) to this Schedule 14D-9, a copy of the First Merger Agreement Amendment has been filed as Exhibit (e)(1)(C) to this Schedule 14D-9, a copy of the Second Merger Agreement Amendment has been filed as Exhibit (e)(1)(D) to this Schedule 14D-9, a copy of the Third Merger Agreement Amendment has been filed as Exhibit (e)(1)(E) to this Schedule 14D-9 and each is incorporated herein by reference. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”
The obligation of Purchaser to purchase Common Shares tendered in the Offer is subject to the satisfaction or waiver of certain conditions set forth in Annex I to the Merger Agreement, including (i) there shall have been validly tendered in the Offer and “received” by the “depositary” (as such terms are defined in Section 251(h) of the DGCL), and not validly withdrawn prior to the expiration of the Offer that number of Shares that, considered together with the number of Shares (if any) then beneficially owned by Parent and Purchaser (together with their wholly owned subsidiaries), represents at least a majority of the Shares outstanding as of the consummation of the Offer (the “Minimum Tender Condition”); (ii) no court of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, making illegal, enjoining or otherwise prohibiting the acquisition or payment for the Shares pursuant to the Offer or the consummation of the Merger, and no law that is applicable to the Offer or the Merger restraining, making illegal or otherwise prohibiting the acquisition of or payment for the Common Shares pursuant to the Offer or consummation of the Merger shall be in effect; (iii) the representations and warranties of the Company contained in the Merger Agreement shall be accurate, subject to customary materiality thresholds and exceptions; (iv) the Company shall have performed or complied in all material respects with its covenants and agreements contained in the Merger Agreement; (v) there shall not have occurred a Company Material Adverse Effect (as defined in the Merger Agreement); and (vi) other customary conditions set forth in Annex I of the Merger Agreement and further summarized in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”).
The Offer will initially expire at one (1) minute after 11:59 p.m. (New York City time) on July 10, 2026 (the “Expiration Date”). The Expiration Date may be extended as follows: (i) if on the then scheduled Expiration Date, the Minimum Tender Condition has not been satisfied or any of the other Offer Conditions has not been satisfied, or waived by Parent or Purchaser if permitted under the Merger Agreement, then upon the Company’s written request, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for one (1) or more periods of time, of up to ten (10) business days per extension in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Purchaser to waive any Offer Condition to the extent permitted under the Merger Agreement); and (ii) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for the minimum period required by applicable rule, regulation, interpretation or position of the SEC or its staff or The Nasdaq Capital Market. However, in no event will Purchaser be required to, and the Purchaser will not, under any circumstances, without the prior consent of the Company, extend the Offer and the then scheduled Expiration Date to a date later than the earlier to occur of (A) the valid termination of the Merger Agreement in accordance with its terms, and (B) July 17, 2026 (subject to extension to August 17, 2026 if the Acceptance Time (as defined in the Merger Agreement) has not occurred by July 17, 2026, and Parent elects to pay to the Company at or before one minute after 11:59 p.m. Eastern Time on July 17, 2026, by wire transfer of immediately available funds to an account designated in writing by the Company, an extension fee of $1,500,000).
As set forth in the Schedule TO, the principal executive offices of Parent are located at 1980 Post Oak Blvd, Suite 100, Houston, TX 77056. The telephone number of Parent is (713) 510-3917. The principal executive offices of Purchaser are located at 1980 Post Oak Blvd, Suite 100, Houston, TX 77056. The telephone number of Purchaser is (713) 510-3917.
The foregoing summary of the Offer, the Merger, Merger Agreement, the CVR Agreement and the Support Agreement is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal, and by the Merger Agreement. The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov or on the investor relations section of the Company’s website at https://ir.lisata.com/, and the Offer to Purchase and the other related materials are available directly from Campaign Management, LLC, the Information Agent engaged by Purchaser for the Offer, toll free at (888) 725-4553. The information on the Company’s or the SEC’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.
Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of the Company on Schedule 14A filed with the SEC on April 25, 2025 and filed as Exhibit (e)(17) to this Schedule 14D-9, which is incorporated by reference herein, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand and (i) any of its executive officers, directors or affiliates, or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.
The Company’s board of directors (the “Board”) was aware of all such contacts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters, as set forth in Item 4 below under the heading “Reasons for the Recommendation of the Board.”
Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.
Arrangements with Purchaser, Parent, and their Affiliates.
Merger Agreement
Parent, Purchaser and the Company are party to the Merger Agreement, pursuant to which Parent, through Purchaser, will commence the Offer to acquire all of the Common Shares at a price per Common Share of $4.00 in cash plus one (1) CVR, which represents the contractual right to receive a contingent cash payment of $1.25 per CVR upon the achievement of the First Milestone and a contingent cash payment equal to $1.75 per CVR upon the achievement of the Second Milestone, in each case, in accordance with the terms and subject to the conditions of the CVR Agreement, without interest, less any applicable tax withholding. If successful, upon the terms and conditions set forth in the Merger Agreement, the Offer will be followed by a merger of Purchaser with and into the Company, with the Company continuing as the Surviving Corporation and as a wholly-owned subsidiary of Parent. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase, and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.
The Merger Agreement governs the contractual rights among the Company, Parent and the Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by the Company to Parent and Purchaser and representations and warranties made by Parent and Purchaser to the Company. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about the Company, Parent or the Purchaser in the Company’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by the Company to Parent and the Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among the Company, Parent and the Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Common Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent and the Purchaser. The Company’s stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent or the Purchaser, or any of their respective subsidiaries or affiliates, and should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about the Company in its public reports filed with the SEC.
The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Original Merger Agreement, which is filed as Exhibit (e)(1)(A) hereto and is incorporated herein by reference, the First Merger Agreement Amendment, which is filed as Exhibit (e)(1)(C) hereto and is incorporated herein by reference, a copy of the Second Merger Agreement Amendment, which is filed as Exhibit (e)(1)(D) hereto and is incorporated herein by reference, and a copy of the Third Merger Agreement Amendment, which is filed as Exhibit (e)(1)(E) hereto and is incorporated herein by reference.
Contingent Value Rights Agreement
At or prior to the date and time of acceptance for payment for Common Shares validly tendered and not validly withdrawn pursuant to the Offer after such scheduled date the Offer expires, Parent and the Rights Agent will enter into the CVR Agreement. Pursuant to and subject to the terms and conditions of the Merger Agreement, (i) holders of Common Shares (other than Excluded Shares), (ii) holders of Company Restricted Stock, (iii) holders of Company RSUs, (iv) holders of In-the-Money Company Stock Options and (v) holders of Company Warrants that are issued, unexpired and unexercised immediately prior to the Effective Time (each, a “Surviving Warrant”) when such Surviving Warrant is exercised following the Effective Time in accordance with its terms, will become entitled to one (1) CVR for each Common Share outstanding (A) that Purchaser accepts for payment from such holder pursuant to the Offer or (B) owned by or issued to such holder as of immediately prior to the Effective Time and converted into the right to receive the Merger Consideration pursuant to the Merger Agreement. The CVRs are contractual rights only and not transferable except under certain limited circumstances, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Purchaser or the Company or any of their affiliates. No interest will accrue or be payable in respect of any of the amounts that may become payable in respect of the CVRs.
The CVR represents a non-tradable contractual contingent right to receive the First Milestone Payment upon the achievement of the First Milestone, which shall be due and payable on the later of December 15, 2026 and the date that is forty-five (45) days following the achievement of the First Milestone, and the Second Milestone Payment upon the achievement of the Second Milestone, which shall be due and payable on the date that is forty-five (45) days following the achievement of the Second Milestone.
The First Milestone Payment is an amount equal to $1.25 per CVR in cash, without interest, due and payable on the later of December 15, 2026 and the date that is forty-five (45) days following the achievement of the First Milestone if the First Milestone is achieved before the termination of the CVR Agreement. The Second Milestone Payment is an amount equal to $1.75 per CVR in cash, without interest, due and payable on the date that is forty-five (45) days following the achievement of the Second Milestone if the Second Milestone is achieved before the termination of the CVR Agreement. The CVR Agreement will automatically terminate upon the earliest of (i) the mailing by the

Rights Agent to the address or the payment of the Rights Agent to each holder of the First Milestone Payment (if any) and the Second Milestone Payment (if any), (ii) the delivery of a joint notice of termination of the parties or (iii) the seventh (7th) anniversary of the Closing Date. Each Milestone Payment will only be due once, if at all, subject to the achievement of the applicable Milestone prior to the termination of the CVR Agreement.
Each holder of a Company Stock Option that has a per Common Share exercise price that is less than $4.00 per Common Share as of immediately prior to the Effective Time (an “In-The Money Company Stock Option”) (or portion thereof) that is outstanding immediately prior to the Effective Time, whether or not vested, will be entitled to one (1) CVR for each Common Share subject to such In-The Money Company Stock Option immediately prior to the Effective Time.
Each Company Stock Option that has a per Common Share exercise price that equals or exceeds $4.00 per Common Share as of immediately prior to the Effective Time (an “Out-Of-The-Money Company Stock Option”) (or portion thereof) that is outstanding immediately prior to the Effective Time, shall be cancelled without any consideration being payable in respect thereof.
Each holder of a Company RSU (or portion thereof) that is outstanding immediately prior to the Effective Time will be entitled to one (1) CVR for each Common Share subject to such Company RSU immediately prior to the Effective Time.
Each holder of a share of Company Restricted Stock (or portion thereof) that is outstanding immediately prior to the Effective Time will be entitled to one (1) CVR for each share of Company Restricted Stock held prior to the Effective Time.
With respect to each Common Share issued upon the exercise of any Company Warrants prior to the Effective Time, the holder of such Common Share will be entitled to one (1) CVR for each Common Share. The holder of a Surviving Warrant, when such Surviving Warrant is exercised following the Effective Time in accordance with its terms will be issued a number of CVRs to which such holder is entitled pursuant to the Surviving Warrant in a denomination equal to the number of Common Shares for which such Surviving Warrant is exercised.
Under the terms of the CVR Agreement, Parent will, and will cause its subsidiaries, including the Surviving Corporation, to use its best efforts to achieve the First Milestone and Commercially Reasonable Efforts (as defined below) to achieve the Second Milestone, in each case, prior to the termination of the CVR Agreement in accordance with its terms, which terminates upon the earliest to occur of (i) the mailing by the Rights Agent to the address or the payment of the Rights Agent to each holder of the Milestone Payments, (ii) on the seventh (7th) anniversary of the Closing Date, and (iii) delivery of a joint written notice of termination duly executed by Parent and the Acting Holders (as defined below). However, use of Commercially Reasonable Efforts does not guarantee that Parent will achieve any Milestone by a specific date or at all. Whether any Milestone required for payment of any Milestone Payment is achieved will depend on many factors, some within control of Parent and its subsidiaries and others outside the control of Parent and its subsidiaries. There can be no assurance that the Milestones will be achieved prior to their applicable expiration dates or that the payment will be required of Parent with respect to the Milestones. If a Milestone is not achieved in the applicable timeframe, the applicable Milestone Payment will not be due or payable to holders of CVRs and any associated covenants and obligations of Parent and Purchaser will irrevocably terminate in accordance with the terms of the CVR Agreement.
“Commercially Reasonable Efforts” means that level of efforts, expertise and resources consistent with the efforts, expertise and resources typically used by Parent and its affiliates (including, after the Effective Time, the Surviving Corporation) to carry out a particular task or obligation, consistent with the general practice followed by Parent and its affiliates (including, after the Effective Time, the Surviving Corporation) relating to other pharmaceutical compounds, products or therapies owned by it, or to which it has exclusive rights, which are of similar market potential at a similar stage in their development or product life, taking into account all relevant factors, including issues of safety and efficacy; product profile; the expected probability of technical success of the applicable compound, product or therapy; the progress and outcome of any development efforts with respect to the applicable compound, product or therapy; the competitiveness of other compounds, products or therapies in development and in the marketplace; supply chain management considerations; the proprietary position of the compound, product or therapy (including with respect to patent or regulatory exclusivity); the regulatory structure involved; the expected cost and profitability of the applicable compound, product or therapy; and other relevant commercial, technical, legal, scientific or medical factors; provided, however, that Commercially Reasonable Efforts shall in any event require no less than the level of efforts and resources that would be used by a reasonable biotechnology company of size, resources and capabilities comparable to Parent and its affiliates (including, after the Effective Time, the Surviving Corporation). Parent and Company agree that the level of efforts that constitute Commercially Reasonable Efforts may change over time, reflecting changes in the status of a product, compound or therapy and the indications involved.
The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, except that certain CVRs may be held through The Depository Trust Company, and except (i) by will or intestacy upon death of a holder, (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the settlor, (iii) pursuant to a court order, (iv) by operation of law (including by consolidation or merger of the holder) or if effectuated without consideration in connection with the dissolution, liquidation or termination of any holder that is a corporation, limited liability company, partnership or other entity, (v) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, (vi) if the holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable (so long as such distribution does not subject the CVRs to a requirement of registration under the Securities Act of 1933 (the “Securities Act”) or the Exchange Act) or (vii) to Parent or Purchaser in connection with the abandonment of such CVR by the applicable holder.
The Rights Agent will create and maintain a register (the “CVR Register”) for the purpose of (i) identifying holders of CVRs and (ii) registering CVRs in book-entry position and any transfers of CVRs that are permitted under the CVR Agreement. The CVR Register will set forth (x) with respect to holders of the Common Shares that hold such Common Shares in book-entry form through The Depository Trust Company (“DTC”) immediately prior to the Effective Time, one (1) book-entry position for Cede & Co. (as nominee of DTC) for the applicable number of CVRs to which such holders are entitled with respect to all such Common Shares that were tendered in the Offer or converted into the right to receive the Offer Price as a consequence of the Merger in accordance with the terms of the Merger Agreement, (y) with respect to (A) holders of Common Shares that hold such Common Shares in certificated form immediately prior to the Effective Time that were tendered in the Offer or converted into the right to receive the Offer Price as a consequence of the Merger in accordance with the terms of the Merger Agreement, upon delivery to Equiniti Trust Company, LLC, the depositary and paying agent for the Offer (in such capacity, the “Depositary”) by each such holder of the applicable stock certificates, together with a validly executed letter of transmittal and such other customary documents as may be reasonably requested by the Depositary, in accordance with the Merger Agreement, (B) holders of Common Shares that hold such Common Shares in book-entry form through the Company’s transfer agent immediately prior to Effective Time, (C) holders of Company RSUs, (D) holders of Company Restricted Stock and (E) holders of In-The-Money Company Stock Options, and, in each case of clauses (A) through (E), the applicable number of CVRs to which each such holder is entitled pursuant to the Merger Agreement and (z) with respect to holders of Surviving Warrants that exercise such Surviving Warrants, the applicable number of CVRs to which each such holder is entitled pursuant to the terms of Surviving Warrant in a denomination equal to the number of shares of Common Shares (subject to adjustment to appropriately reflect any reclassification, subdivision, stock split, combination, reverse stock split, stock dividend and the like) for which such Surviving Warrant has been exercised (other than, in the case of the foregoing clauses (x), (y)(A) and (y)(B), those who have perfected their appraisal rights in accordance with Section 262 of the DGCL). The CVR Register will be updated as necessary by the Rights Agent to reflect the addition or removal of holders (pursuant to any permitted transfers), upon the written receipt of such information by the Rights Agent. Upon the exercise of any Surviving Warrant in accordance with its terms, the CVRs issued shall be initially registered in the name and address of the holder of such Surviving Warrant as set forth in the records of the Company at the Effective Time.
The CVR Agreement provides that, other than the rights of the Rights Agent as set forth in the CVR Agreement, holders of at least 50% of outstanding CVRs set forth in the CVR Register (the “Acting Holders”) have the sole right, on behalf of all holders of CVRs, by virtue of or under any provision of the CVR Agreement, to institute any action or proceeding with respect to the CVR Agreement, and no individual holder or other group of holders of CVRs will be entitled to exercise such rights. However, the foregoing does not limit the ability of an individual holder of CVRs to seek a payment due from the applicable party solely to the extent such payment, and the amount of such payment, has been finally determined to be due and payable and has not been paid within the period contemplated by the CVR Agreement. The holders of CVRs shall not be entitled to specific enforcement of Parent’s obligations to use Commercially Reasonable Efforts to achieve the Milestones.

Additionally, the CVR Agreement provides (i) Parent and the Surviving Corporation the right to amend, without the consent of any holders of CVRs or the Rights Agent, the CVR Agreement in certain instances, including (A) providing for a successor to Parent or to Purchaser, (B) adding to the covenants of Parent and Purchaser as Parent, Purchaser and the Rights Agent will consider to be for the protection of holders of CVRs (if such provisions do not adversely affect the interests of holders of CVRs (as a group and in their capacity as such)), (C) curing any ambiguities, correcting or supplementing any provisions of the CVR Agreement that may be defective or inconsistent therein or making any provisions with respect to matters or questions arising under the CVR Agreement (if such provisions do not adversely affect the interests of holders of CVRs (as a group and in their capacity as such)), (D) amendments as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act, or any similar registration or prospectus requirement under applicable securities laws outside the United States (if such provisions do not change the Milestones or the Milestone Payments), (E) providing for a successor rights agent, (F) any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of holders of CVRs (as a group and in their capacity as such), or (ii) Parent and the Rights Agent the right to amend, without the consent of any holders of CVRs, the CVR Agreement to reduce the number of CVRs in the event any holder of CVRs agrees to abandon or renounce such holder’s rights under the CVR Agreement.
Parent may also amend the CVR Agreement in other circumstances, including in a manner that is materially adverse to the interests of the holders of CVRs, if Parent and Purchaser obtain the consent of the Acting Holders, whether evidenced in writing or taken at a meeting of such holders.
The foregoing summary of the CVR Agreement does not purport to be complete and is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the CVR Agreement, the form of which is filed as Exhibit (e)(6)(2) and incorporated herein by reference.
Support Agreements
Concurrently with the execution of the Original Merger Agreement, the Rollover Stockholders entered into Support Agreements with Parent and Purchaser pursuant to which, among other things, the Rollover Stockholders have agreed to contribute and transfer a certain amount of Common Shares with an aggregate value of approximately $5,457,042 (the “Rollover Shares”), which Rollover Shares otherwise would be converted into the right to receive the Offer Price, to Parent, immediately after the Acceptance Time (as defined in the Merger Agreement) and immediately prior to the Effective Time (the “Exchange Time”). Each Rollover Stockholder will receive from Parent, a simple agreement for future equity (the “Parent SAFE”) on the terms and subject to the conditions set forth in the Parent SAFE. Pursuant to the Support Agreements, each Rollover Stockholder agreed to not, directly or indirectly, tender its Rollover Shares, or cause its Rollover Shares to be tendered, into the Offer, including any “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Exchange Act, in any manner, or enter into any agreement, transaction or arrangement that results or could reasonably be expected to result in such Rollover Shares being tendered or capable of being tendered into the Offer, including any “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Exchange Act. Each Rollover Stockholder irrevocably and unconditionally waives the right to receive the Offer Price or the Merger Consideration in respect of any Rollover Shares. The Company is not a party to any such Support Agreement.
The foregoing summary of the Support Agreements does not purport to be complete and is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Support Agreement, the form of which is filed as Exhibit (e)(7) and incorporated herein by reference.
Mutual Nondisclosure Agreement
In connection with the Transactions, Parent and the Company entered into a Mutual Nondisclosure Agreement, dated as of April 23, 2025 (the “Mutual Nondisclosure Agreement”). Under the terms of the Mutual Nondisclosure Agreement, Parent and the Company agreed that, subject to certain customary exceptions including the ability to make disclosures required by applicable law, any non-public information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than to evaluate and engage in discussions or execute any definitive agreement concerning a potential business opportunity between the parties. The Mutual Nondisclosure Agreement will terminate upon the earlier of (i) one (1) year after April 23, 2025 and (ii) unless terminated earlier at any time upon thirty (30) days’ prior written notice from one party to the other, provided that for a period of five (5) years following the termination or expiration of the Mutual Nondisclosure Agreement, the parties will maintain the obligations of confidentiality of each other’s furnished confidential information, and not use and/or disclose such information to any third party, except as expressly authorized by the disclosing party or other applicable owner of the information in writing.
The foregoing summary and description of the Mutual Nondisclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.
Binding Term Sheet
On January 21, 2026, the Company entered into a binding term sheet (the “Term Sheet”) with Parent, pursuant to which Parent and the Company agreed to negotiate in good faith and enter into a customary purchase agreement to consummate a negotiated acquisition of the Company by Parent (the “Purchase Agreement”) whereby Parent will commence a tender offer to purchase, on a fully-diluted basis, all of the Common Shares at a price of $4.00 per Common Share in cash and complete a short-form merger with the Company under Section 251(h) of the Delaware General Corporation Law following the completion of the tender offer. As a result of the Merger, all Common Shares not tendered in the tender offer, other than Rollover Shares, would be exchanged for $4.00 per share in cash. In addition to the consideration of $4.00 per Common Share, each Common Share tendered in the tender offer or exchanged in the Merger will also be entitled to receive two (2) non-tradeable contingent value rights (CVRs), payable as follows: (1) $1.00 per Common Share within twelve (12) months of the date on which rights to certepetide in the Greater China region revert to the Company; and (2) $1.00 per Common Share upon filing of any New Drug Application or similar registration document for approval to commercialize certepetide in any indication in any jurisdiction.
The Board unanimously determined that the Term Sheet and the transactions contemplated therein, were advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into the Term Sheet and negotiate in good faith and enter into a Purchase Agreement for the consummation of the transactions contemplated therein.
Pursuant to the Term Sheet, Parent may in its discretion, after consulting with the Company, discuss and agree with certain stockholders of the Company that Common Shares held by such Company stockholders will not be tendered in the tender offer or exchanged in the Merger and instead will be contributed to Parent in exchange for equity interests in Parent. For so long as the Term Sheet has not been terminated, the Company waived any standstill, confidentiality or other restrictions currently in effect that would otherwise prohibit Parent from entering into such discussions and agreements with the Company stockholders solely for the purpose of and to the extent necessary for Parent to engage in such discussions and entering into such agreements. Other than pursuant to the Purchase Agreement or as expressly contemplated by the Term Sheet, for twelve (12) months from the date hereof, Parent shall not directly or indirectly (x) acquire beneficial ownership (or the substantial equivalent) of any securities of the Company, (y) seek to or engage in a business combination, tender offer, change of control transaction, or proxy solicitation with respect to the Company, or (z) initiate any stockholder proposal or convene a stockholders’ meeting of or involving the Company, without, in any such cases, the prior written consent of the Board. The foregoing standstill shall be inoperative and of no force or effect if the Term Sheet is terminated, other than a termination by the Company due to Parent’s failure to enter into the Purchase Agreement on terms and conditions materially consistent with the Term Sheet by February 27, 2026 (other than any such failure as a result of a Permitted Exception (as defined below)).
Parent represented that the tender offer and the Merger will not be conditioned on financing and has obtained funding commitments from third party investor(s) sufficient to cover all of its obligations under the Purchase Agreement, which commitments remain subject to completion of diligence and negotiation of definitive terms. Prior to execution of the Purchase Agreement, Parent agreed to provide bona fide funding commitments from third party investor(s) sufficient to cover all of its obligations under the Purchase Agreement.
The Term Sheet further provides that entry into the Purchase Agreement remains subject to negotiation of customary definitive agreements reasonably acceptable to each party on terms and conditions materially consistent with the Term Sheet. Under the Purchase Agreement, the tender offer and the Merger will be subject to customary closing conditions for a transaction of this nature. Parent will be required to close on the tender offer so long as there shall be validly tendered a number of Common Shares that represents (and will represent immediately following the consummation of the tender offer) at least a majority of the aggregate voting power of all Common Shares then outstanding.
Upon the execution of the Term Sheet, the Company agreed that until the earlier of (x) thirty (30) days from the date thereof and (y) entry into the Purchase Agreement (which Purchase Agreement will contain a customary no-shop covenant subject to a fiduciary out as described below) (the “Exclusivity Period”), it will not solicit, initiate, engage in or encourage the submission of any discussions, negotiations, proposals, or offers, with respect to a tender offer, merger, business combination, sale of shares, sale of its assets or any other transaction that would prevent or impede the completion of the transaction contemplated herein (a “Competing Transaction”). The Exclusivity Period may be extended upon mutual written agreement of the Company and Parent.
Notwithstanding the foregoing, if the Company received during the Exclusivity Period a bona fide, unsolicited written proposal for a Competing Transaction, and the Board determined in good faith after consultation with the Company’s outside legal counsel and financial advisors that such proposal is superior to the tender offer or would reasonably be expected to result in a proposal that is superior to the tender offer, and, in each case, that the failure to take such action would be reasonably likely to violate the directors’ fiduciary duties under applicable law, then the Company was permitted to furnish nonpublic information to the person making such proposal and its representatives and engage in discussions or negotiations with such person with respect to such proposal. The Company was required to promptly notify Parent of the receipt of any proposal for a Competing Transaction, or any inquiry or request for nonpublic information relating to the Company by any person who has made or would reasonably be expected to make a proposal for a Competing Transaction. The Company had the right to terminate the Purchase Agreement for a bona fide superior proposal prior to the closing of the tender offer, subject to payment of the Breakup Fee (as described below) to Parent. Parent had the right to match any superior proposal received by the Company from a third party before the board of directors of the Company may exercise its fiduciary out.
The parties agreed that:
•
if Parent failed to enter into the Purchase Agreement on terms and conditions materially consistent with the Term Sheet by February 27, 2026, other than as a result of a Permitted Exception (as defined in the Term Sheet), and the Company confirmed in writing three (3) business days prior to such time that entry into the Purchase Agreement had been approved by its board of directors and it is prepared to enter into the Purchase Agreement on terms and conditions materially consistent with the Term Sheet and remained prepared to enter into the Purchase Agreement on terms and conditions materially consistent with the Term Sheet at such time, then Parent would pay the Company a breakup fee in the amount of $2,000,000 in cash (the “Breakup Fee”); and

•
if the Company failed to enter into the Purchase Agreement on terms and conditions materially consistent with the Term Sheet by February 27, 2026, other than as a result of a Permitted Exception, and Parent confirmed in writing three (3) business days prior to such time that it was prepared to enter into the Purchase Agreement on terms and conditions materially consistent with the Term Sheet and remained prepared to enter into the Purchase Agreement on terms and conditions materially consistent with the Term Sheet at such time, then the Company would pay Parent the Breakup Fee;

•	if the Company terminated the Term Sheet to enter into an agreement providing for a Competing Transaction, then the Company would pay Parent the Breakup Fee.
In the event that the parties entered into the Purchase Agreement and (i) the Purchase Agreement is terminated (A) by the Company for a bona fide superior proposal, (B) by Parent due to a Company change of board recommendation or (C) by either party due to the failure of a condition to the Offer being satisfied and, at such time, either there had been a Company change of board recommendation, then the Company would pay to Parent the Breakup Fee or (ii) the Purchase Agreement was terminated due to Parent’s failure to complete the Offer and the Merger when the conditions have otherwise been satisfied, then Parent would pay the Company the Breakup Fee.
The parties further agreed that from the time of entry into the Term Sheet until entry into the Purchase Agreement, the Company’s monthly spend would not exceed its average monthly spend for the 2025 fiscal year, excluding (i) expenses related to the Purchase Agreement and the Merger, (ii) any payments relating to D&O insurance, (iii) any compensation or other employee payments payable pursuant to existing agreements and/or the Company’s policies, (iv) expenses related to any unforeseen regulatory or legal compliance issues and (v) any payments related to existing clinical studies.
The Company agreed that from the time of entry into the Term Sheet until entry into the Purchase Agreement, and from the entry into the Purchase Agreement until the closing of the transaction or the termination of the Purchase Agreement, the Company would not issue any equity securities (including Company Stock Options and Company RSUs), and would not enter into any change of control, transaction, retention or similar bonus arrangements.
Except as expressly provided in the Purchase Agreement (if agreed and executed), or otherwise agreed to by the parties in writing, each party would bear its own costs, fees and expenses in connection with the transactions contemplated by the Purchase Agreement, due diligence, and all other costs, fees and expenses in connection with the transactions and activities contemplated by the Term Sheet.
The Term Sheet would have expired on February 28, 2026 unless extended by mutual written agreement of the Company and Parent. The Company may terminate the Term Sheet at any time in order to enter into a binding agreement providing for a Competing Transaction, provided that (i) the Company has provided Parent five (5) business days advance notice of its intention terminate the Term Sheet, (ii) concurrently with such termination, the Company pays Parent the Breakup Fee and (iii) concurrently with the termination of the Term Sheet, the Company enters into a binding agreement providing for a Competing Transaction.
On February 27, 2026, the Company and Parent amended the Term Sheet to extend the expiration date to March 7, 2026.
The foregoing summary of the Term Sheet does not purport to be complete and is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Term Sheet, the form of which is filed as Exhibit (e)(3) and (e)(4) and incorporated herein by reference.
Standstill Agreement
The Company and Parent entered into a Standstill Agreement, dated as of April 25, 2025, which contained, among other things, certain “standstill” provisions prohibiting Parent and certain of its affiliates from taking certain actions, including among other things, to solicit an alternative transaction, with respect to the Company and its securities for a period of one (1) year. The “standstill” provisions expired upon the Company’s entry into the Merger Agreement.
The foregoing summary of the Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Standstill Agreement, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and incorporated herein by reference.
Arrangements Between the Company and its Executive Officers, Directors and Affiliates
In considering the recommendation of the Board to holders of Common Shares to tender Common Shares in the Offer, stockholders should be aware that the Company’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of the Company’s stockholders generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation-Recommendation of the Board” and “Item 4. The Solicitation or Recommendation-Reasons for the Recommendation.”
The Company’s executive officers and directors are as follows:

Name	Position
David J. Mazzo, Ph.D.	President and Chief Executive Officer and Class II Director
Kristen K. Buck, M.D.	Executive Vice President R&D and Chief Medical Officer
James Nisco	Senior Vice President, Finance and Treasury and Chief Accounting Officer
Tariq Imam	Senior Vice President, Business Development and Operations and General Counsel
Gregory B. Brown, M.D.	Class II Director; Chairman of Board of Directors
Steven M. Klosk	Class III Director

Name	Position
Cynthia L. Flowers, M.B.A.	Class I Director
Heidi Henson	Class II Director
Mohammad Azab, MD, MBA	Class III Director

Effect of the Offer and the Merger on Company Equity Awards
The Company’s non-employee directors hold Company Stock Options and Company RSUs. The executive officers of the Company hold Company Stock Options and shares of Company Restricted Stock. At the Effective Time, all Company equity awards, including awards held by our non-employee directors and executive officers, that are outstanding immediately prior to the Effective Time will generally be subject to the following treatment:
Treatment of Company Stock Options
Pursuant to the Merger Agreement, each In-The-Money Company Stock Option (or portion thereof) that is outstanding immediately prior to the Effective Time will, to the extent not vested, automatically become fully vested and will be cancelled at the Effective Time, and the holder of such cancelled In-The-Money Company Stock Option will be entitled to receive (without interest) (i) an amount in cash (less applicable tax withholdings) equal to the product of (x) the total number of Common Shares subject to such In-The-Money Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess of the Closing Amount over the applicable exercise price per Common Share under such In-The-Money Company Stock Option (the “Closing Option Consideration”) and (ii) one (1) CVR for each Common Share subject to such In-The-Money Company Stock Option immediately prior to the Effective Time, which shall be payable in accordance with the CVR Agreement; provided that, no payments in respect of such CVR will be paid after the later of (x) the fifth (5th) anniversary of the Effective Time and (y) the latest time that payment of such amounts would not result in a tax on the holder thereof under Section 409A of the Code.
Each Out-Of-The-Money Company Stock Option (or portion thereof) that is outstanding immediately prior to the Effective Time shall become fully vested and to the extent not exercised prior to the Effective Time will be cancelled without any consideration being payable in respect thereof.
Treatment of Company RSUs
Pursuant to the Merger Agreement, each Company RSU (or portion thereof) that is outstanding immediately prior to the Effective Time will, to the extent not vested, automatically become fully vested and will be cancelled at the Effective Time, and the holder of such cancelled Company RSU will be entitled to receive (without interest) (i) an amount in cash (less applicable tax withholdings) equal to (x) the total number of Common Shares subject to (or deliverable under) such Company RSU immediately prior to the Effective Time multiplied by (y) the Closing Amount (the “Closing RSU Consideration”) and (ii) one (1) CVR for each Common Share subject to such Company RSU immediately prior to the Effective Time, which will be payable in accordance with the CVR Agreement; provided that, no payments in respect of such CVR will be paid after the later of (x) the fifth (5th) anniversary of the Effective Time and (y) the latest time that payment of such amounts would not result in a tax on the holder thereof under Section 409A of the Code.
Treatment of Company Restricted Stock Awards
Pursuant to the Merger Agreement, each share of Company Restricted Stock that is outstanding immediately prior to the Effective Time will, to the extent not vested, automatically become fully vested and will be cancelled at the Effective Time, and the holder of such cancelled share of Company Restricted Stock will thereafter be entitled to receive (without interest), in exchange therefor, in consideration of the cancellation of such share of Company Restricted Stock, (i) an amount in cash (less applicable tax withholdings) equal to the Closing Amount (the “Closing Restricted Stock Consideration”), and (ii) one (1) CVR, which shall be payable in accordance with the CVR Agreement; provided that, no payments in respect of such CVR will be paid after the later of (x) the fifth (5th) anniversary of the Effective Time and (y) the latest time that payment of such amounts would not result in a tax on the holder thereof under Section 409A of the Code.
Consideration Payable for Outstanding In-The-Money Company Stock Options, Company RSUs and Company Restricted Stock held by Directors and Executive Officers
The following table identifies, for each of the Company’s executive officers and directors, (i) (a) the number of Common Shares subject to such individual’s In-The-Money Company Stock Options that are outstanding as of June 8, 2026, and (b) the approximate aggregate Closing Option Consideration that would be payable with respect to such In-The-Money Company Stock Options, (ii) the number of Common Shares subject to such individual’s Out-Of-The-Money Company Stock Options that are outstanding as of June 8, 2026, (iii) (a) the number of Common Shares subject to such individual’s Company RSUs that are outstanding as of June 8, 2026 and (b) the approximate aggregate Closing RSU Consideration that would be payable with respect to such Company RSUs, (iv) (a) the number of shares of Company Restricted Stock that are outstanding as of June 8, 2026 and (b) the approximate aggregate Closing Restricted Stock Consideration that would be payable with respect to such Company Restricted Stock, and (v) the maximum aggregate contingent consideration that each such individual would be entitled to receive in respect of the Common Shares underlying their In-The-Money Company Stock Options, Company RSUs and Company Restricted Stock for the CVRs if the Milestones are achieved.
The following table assumes that no In-The-Money Company Stock Option will be exercised between June 8, 2026 and the closing of the Merger. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments. Each Out-Of-The-Money Company Stock Option held by the Company’s executive officers and directors that remains outstanding and unexercised as of the Effective Time will be cancelled as of the Effective Time for no consideration.

	Number of Shares Underlying Vested In-The- Money Company Stock Options (#)	Aggregate Closing Option Consideration for Vested In-The- Money Company Stock Options ($)(1)	Number of Shares Underlying Unvested In-The- Money Company Stock Options (#)	Aggregate Closing Option Consideration for Unvested In-The- Money Company Stock Options ($)(1)	Number of Shares Subject to Out- Of- The- Money Company Stock Options (#)(1)	Number of Shares Underlying Vested Company RSUs (#)	Aggregate Closing RSU Consideration for Vested Company RSUs ($)(2)	Number of Shares Underlying Unvested Company RSUs (#)	Aggregate Closing RSU Consideration for Unvested Company RSUs ($)(2)	Number of Shares Underlying Company Restricted Stock (#)	Aggregate Closing Restricted Stock Consideration for Company Restricted Stock ($)(3)	Maximum Aggregate Contingent Consideration ($)(4)
Executive Officers
David J. Mazzo, Ph.D.(5)	95,250	86,730	61,750	75,710	36,726					124,750	499,000	845,250
Kristen K. Buck, M.D.	29,250	26,558	19,750	24,313	78,027					38,000	152,000	261,000
James Nisco	11,250	10,013	9,750	12,278	2,878					20,749	82,996	125,247
Tariq Imam	10,250	9,813	8,750	12,078	2,690					17,749	70,996	110,247
Non-Employee Directors
Gregory B. Brown, M.D.					459	64,927	259,708	30,456	121,824			286,149
Cynthia L. Flowers, M.B.A.						64,990	259,960	30,456	121,824			286,338
Steven M. Klosk, J.D.					266	64,927	259,708	30,456	121,824			286,149
Heidi Henson	10,676	4,270			21,352	55,269	221,076	30,456	121,824			289,203
Mohammad Azab, M.D., M.B.A						74,469	297,876	30,456	121,824			314,775

(1)
See “Treatment of Company Stock Options” above. The table assumes that each Out-Of-The-Money Company Stock Option held by the Company’s executive officers and directors will be cancelled as of the Effective Time for no consideration.

(2)	See “Treatment of Company RSUs” above.
(3)	See “Treatment of Company Restricted Stock Awards” above.
(4)
Amount payable in respect of CVRs, assuming that the Milestones are achieved such that the payment under the CVR for each Common Share will be $3.00. As discussed herein, the Milestone Payments are conditioned on the achievement of the Milestones set forth in the CVR Agreement, and each such Milestone may or may not be achieved.

(5)	Dr. Mazzo is both an executive officer and director of the Company.
Effect of the Offer and the Merger on Outstanding Shares
If the executive officers and directors of the Company who own Common Shares tender their Common Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Common Shares for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will receive the same cash consideration in the Merger on the same terms and conditions as the other stockholders of the

Company. As of June 8, 2026, excluding Common Shares underlying Company Stock Options, Company Restricted Stock and Company RSUs, and assuming no such Company Stock Options are exercised and no such Company Restricted Stock or Company RSUs will vest and/or be settled and no shares will be acquired under the Company’s 2017 Employee Stock Purchase Plan (the “2017 ESPP”), and filed as Exhibit(e)(12) to this Schedule 14D-9, which is incorporated by reference herein, of June 8, 2026, the executive officers and directors of the Company beneficially own an aggregate of 273,211 Shares.
The following table sets forth (i) the number of Shares beneficially owned as of June 8, 2026 by each of the Company’s executive officers and directors (not including any Company Stock Options, Company Restricted Stock or Company RSUs), (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer or the Merger, and (iii) the maximum aggregate contingent consideration that each such individual would be entitled to receive in respect of his or her Common Shares, inclusive of the value of the CVRs.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Cash Consideration for Shares at Closing	Aggregate Contingent Cash Consideration for Shares (including CVRs)(2)
Executive Officers
David J. Mazzo, Ph.D., President and Chief Executive Officer and Director	187,150	$748,600	$561,450
Kristen K. Buck, M.D., Executive Vice President of Research & Development and Chief Medical Officer	55,462	$221,848	$166,386
James Nisco, Senior Vice President, Finance and Treasury and Chief Accounting Officer	11,562	$46,248	$34,686
Tariq Imam, Senior Vice President, Business Development and Operations and General Counsel	18,329	$73,316	$54,987
Non-Employee Directors
Gregory B. Brown, M.D., Chairman of the Board of Directors	276	$1,104	$828
Cynthia L. Flowers, M.B.A.
Steven M. Klosk, J.D.	432	$1,728	$1,296
Heidi Henson
Mohammad Azab, M.D., M.B.A.
All of our current executive officers and non-employee directors as a group (9 persons)	273,211	$1,092,844	$819,633

(1)
In calculating the number of Common Shares beneficially owned for this purpose, we have excluded Common Shares issuable upon the exercise of outstanding Company Stock Options and the vesting and/or settlement of shares of Company Restricted Stock and Company RSUs and shares that may be acquired under the 2017 ESPP following June 8, 2026.

(2)	The estimated value of the Common Shares assumes timely satisfaction of the Milestones under the CVR Agreement.
Effect of the Offer and the Merger on the Company Equity Plans
The Merger Agreement provides that the Board (or, if appropriate, a committee administering the Company Equity Plans) will adopt, prior to the Effective Time, resolutions and will take all actions necessary to (i) terminate each Company Equity Plan in accordance with its terms, effective as of the Effective Time and (ii) approve the actions contemplated by the Merger Agreement in respect of the Company Stock Options, Company Restricted Stock and Company RSUs (as described in the section entitled “-Effect of the Offer and the Merger on Company Equity Awards” above).
Effect of the Offer and the Merger on the Company’s Employee Stock Purchase Plan
The Merger Agreement provides that, prior to the Effective Time, the Board will adopt resolutions to (i) provide that (A) the commencement of any offering period will be suspended following the date of the Merger Agreement under the 2017 ESPP unless and until the Merger Agreement is terminated, (B) no individuals will commence participation in the 2017 ESPP during the period from the date of the Merger Agreement through the Effective Time, and (C) no current participant in the 2017 ESPP may increase his or her rate of contribution under the 2017 ESPP during the period from the date of the Merger Agreement through the Effective Time, and (ii) terminate the 2017 ESPP and all outstanding rights thereunder effective as of the Effective Time, with any outstanding rights as of immediately prior to the Effective Time automatically exercised for whole Shares prior to the Effective Time in accordance with the terms of the 2017 ESPP (and the Company will return to each participant the funds, if any, that remain in such participant’s account after such purchase). As of the date of this Schedule 14D-9, the Board has so approved by unanimous resolution.
Executive Severance and Change in Control Agreements
Each executive officer of the Company has entered into an agreement pursuant to which the executive officers are eligible to receive certain payments and benefits in the event of the executive officer’s termination of employment without cause or resignation by the executive officer for good reason (a “Qualifying Termination”). In the event of an executive officer’s Qualifying Termination, outside a Change in Control Period (as defined below), the executive officer would be eligible to receive (i) twelve (12) months of base salary continuation (15 months in the case of Dr. Mazzo), (ii) twelve (12) months of company-subsidized COBRA continuation (15 months in the case of Dr. Mazzo), (iii) a lump sum payment of 100% of the target annual bonus that is in effect in the year of termination (125% of the threshold target annual bonus of 55% in the case of Dr. Mazzo), (iv) the post-termination period for vested options shall be extended for one (1) year following termination or the remaining term of such option awards, whichever period is shorter, and (v) for Dr. Mazzo only, accelerated vesting on 25% of his then-outstanding unvested equity awards, provided that the executive officer executes, and does not revoke, a separation agreement and release and continues to comply with any post-employment restrictive covenants.
Pursuant to these agreements, in the event of an executive officer’s Qualifying Termination within the two (2) year period following the consummation of a change in control (such period, the “Change in Control Period” and such termination, a “Change in Control Termination”), the executive officer will be eligible to receive the payments described below.
(a)	Dr. Mazzo
On June 10, 2025, the Company entered into an amended and restated employment agreement with David J. Mazzo, Ph.D., the Company’s Chief Executive Officer (the “Mazzo Second Amended and Restated Employment Agreement”). Pursuant to the Mazzo Second Amended and Restated Employment Agreement, during the two (2) year period following a change in control, Dr. Mazzo is eligible to receive (i) severance payments equal to Dr. Mazzo’s then-current base salary for a period of eighteen (18) months following termination, (ii) company-subsidized COBRA continuation for eighteen (18) months with reimbursement of the cost of the monthly premium for Dr. Mazzo’s group health plan coverage, (iii) a bonus payment in the form of a lump sum equal to 150% of Dr. Mazzo’s then-current target annual bonus; and (iv) immediate full vesting of 100% of his outstanding unvested equity awards which options shall be exercisable for one (1) year following termination or the remaining term of such option awards, whichever period is shorter, provided that Dr. Mazzo executes, and does not revoke, a separation agreement and release.
(b)	Dr. Buck
On June 10, 2025, the Company entered into an amended and restated employment agreement with Kristen K. Buck, M.D., the Company’s Vice President, R&D and Chief Medical Officer (the “Buck Amended and Restated Employment Agreement”). Pursuant to the Buck Amended and Restated Employment Agreement, during the two (2) year period following a change in control, Dr. Buck is eligible to receive (i) severance payments equal to Dr. Buck’s then-current base salary for a period of 15 months following termination, (ii) company-subsidized COBRA continuation for 15 months with reimbursement of the cost of the monthly premium for Dr. Buck’s group health plan coverage, (iii) a bonus payment in the form of a lump sum equal to 125% of Dr. Buck’s then-current target annual bonus, and (iv) immediate full vesting of 100% of her outstanding unvested time-based equity awards which options shall be exercisable for one (1) year following termination or the remaining term of such option awards, whichever period is shorter, provided that Dr. Buck executes, and does not revoke, a separation agreement and release.
(c)	Mr. Nisco
On June 10, 2025, the Company entered into an amended and restated separation benefits agreement with James Nisco, Senior Vice President Finance and Treasury and Chief Accounting Officer of the Company (the

“Nisco Amendment”). Pursuant to the Nisco Amendment, during the two (2) year period following a change in control, Mr. Nisco is eligible to receive (i) salary continuation of Mr. Nisco’s then-current base salary for a period of twelve (12) months following termination, (ii) a lump-sum payment equal to 100% of Mr. Nisco’s then annual target bonus, (iii) payment of the monthly premium amount for continued company-subsidized COBRA coverage for a period of twelve (12) months following termination, and (iv) immediate full vesting of 100% of Mr. Nisco’s outstanding unvested equity awards which options shall be exercisable for one (1) year following termination or the remaining term of such option awards, whichever period is shorter, provided that Mr. Nisco executes, and does not revoke, a separation agreement and release.
(d)	Mr. Imam
On June 10, 2025, the Company entered into an amended and restated separation benefits agreement (the “Imam Amendment”) with Tariq Imam, Senior Vice President, Business Development and Operations and General Counsel of the Company. Pursuant to the Imam Amendment, during the two (2) year period following a change in control, Mr. Imam is eligible to receive (i) salary continuation of Mr. Imam’s then-current base salary for a period of twelve (12) months following termination, (ii) a lump-sum payment equal to 100% of Mr. Imam’s then annual target bonus, (iii) payment of the monthly premium amount for continued company-subsidized COBRA coverage for a period of twelve (12) months following termination, and (iv) immediate full vesting of 100% of Mr. Imam’s outstanding unvested equity awards which options shall be exercisable for one (1) year following termination or the remaining term of such option awards, whichever period is shorter, provided that Mr. Imam executes, and does not revoke, a separation agreement and release.
The agreements also include a Section 280G “better off” provision, which provides that, if any amount received by the executive officer pursuant to the agreement or otherwise that would be subject to the excise tax imposed by Section 4999 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the executive would receive the full amount of the payments and benefits or an amount reduced so that no portion would be subject to the excise tax, whichever would result in the largest payment to the executive on an after-tax basis.
The approximate aggregate cash consideration payable in respect of such accelerated equity awards in connection with the Offer and the Merger (i.e., In-The-Money Company Stock Options, Company Restricted Stock and Company RSUs) is set forth in the section entitled “Consideration Payable for Outstanding In-The-Money Company Stock Options, Company RSUs and Company Restricted Stock held by Directors and Executive Officers”.
For an estimate of the value of the payments and benefits described above that would be payable to the Company’s executive officers upon an involuntary termination of employment in connection with the Merger (i.e., a Change in Control Termination), see the section below captioned “—Golden Parachute Compensation.”
Parent Arrangements
As of the date of this Schedule 14D-9, to the Company’s knowledge, no executive officer has had discussions, or entered into any agreement, arrangement, or understanding, with the Surviving Corporation, Parent, or any of their respective affiliates regarding employment with, or the right to purchase or participate in the equity of, the Surviving Corporation, Parent, or any of their respective affiliates. It is possible that continuing employees, including executive officers, will enter into new compensation arrangements with the Surviving Corporation, Parent, or their respective affiliates in connection with the Offer and Merger. Any such arrangements, if any, will not become effective until after the Effective Date, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all, and neither the Closing nor the Offer or the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Offer and the Merger for each of the Company’s named executive officers. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the Merger-related compensation that will or may be payable to the Company’s named executive officers. The amounts set forth in the table below are based on multiple assumptions that may or may not actually prove correct, including assumptions described in the footnotes to the table below. As a result, the actual amounts, if any, to be received by a named executive officer in connection with the Merger may differ materially from the amounts set forth below. The terms and conditions of the compensation and benefits set forth below are described in greater detail as set forth above under “-Arrangements Between the Company and its Executive Officers, Directors and Affiliates” and such descriptions are incorporated herein by reference.
The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits that each of the Company’s named executive officers would receive, assuming that (i) the Effective Time occurred on June 8, 2026 (which is the latest practicable date to determine the amounts set forth in the table below before the filing of this Schedule 14D-9); (ii) the relevant price per Share is $4.00 (which is the Closing Amount), (iii) the Milestones set forth in the CVR Agreement are achieved such that the payment under the CVR for each Share will be $3.00, (iv) the Company Stock Options and Company Restricted Stock outstanding as of June 8, 2026 are cancelled in exchange for the cash payment described above under “-Effect of the Offer and the Merger on Company Equity Awards”; (v) no named executive officer receives any additional equity grants or retention awards on or prior to the Effective Time; (vi) no named executive officer enters into any new agreement with the Company or Parent or one of their respective affiliates or becomes entitled to, prior to the Effective Time, additional compensation or benefits; (vii) each named executive officer experiences a Qualifying Termination immediately upon the Effective Time and receives severance payments and benefits under their respective agreements with the Company, as described in more detail above under “-Executive Severance and Change in Control Agreements”; and (viii) the named executive officers’ base salaries and target annual bonus opportunities will remain unchanged from those in place as of June 8, 2026.
The table below also excludes any payments or benefits that would have been earned, or any amounts associated with Company Stock Options or Company Restricted Stock that would vest or settle according to their terms on or prior to the Effective Time and irrespective of the Merger. The values and descriptions also (i) do not reflect amounts under contracts, agreements, plans, or arrangements to the extent that they do not discriminate in scope, terms, or operation in favor of the named executive officers and that are generally available to all salaried employees of the Company, including accrued and unused paid time off (ii) do not reflect applicable tax withholdings that are applicable to any of the payments set forth in the table, and (iii) assumes that no payments are subject to reduction to the extent required by the terms of the applicable agreement to account for the application of Sections 280G and 4999 of the Code to such payments.
Potential Change in Control Payments to Named Executive Officers

Name	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Total ($)(4)
David J. Mazzo, Ph.D.	1,667,557	574,710	63,984	2,306,251
Kristen K. Buck, M.D.	1,123,766	176,313	25,990	1,326,069
James Nisco	472,500	95,274	54,550	622,324

(1)
Represents the value of (i) in the case of Dr. Mazzo, severance payments equal to Dr. Mazzo’s then-current base salary for a period of eighteen (18) months following termination and a bonus payment in the form of a lump sum equal to 150% of Dr. Mazzo’s then-current target annual bonus, (ii) in the case of Dr. Buck severance payments equal to Dr. Buck’s then-current base salary for a period of 15 months following termination and a bonus payment in the form of a lump sum equal to 125% of Dr. Buck’s then-current target annual bonus, and (iii) in the case of Mr. Nisco, severance payments equal to Mr. Nisco’s then-current base salary for a period of twelve (12) months following termination and a bonus payment in the form of a lump sum equal to 100% of Mr. Nisco’s then-current target annual bonus, each as described above in the section captioned “—Executive Severance and Change in Control Agreements” and based on the assumptions set forth above. The following table shows, for each named executive officer, as applicable, the amount of each component part of these cash payments. These amounts are all “double-trigger” in nature, i.e., eligibility to receive these amounts requires both the occurrence of a change in control and a Qualifying Termination of employment that occurs within two (2) years following a change in control transaction.

Name	Cash Severance Payment ($)	Target Annual Bonus ($)	Total ($)
David J. Mazzo, Ph.D.	1,075,844	591,714	1,667,557
Kristen K. Buck, M.D.	749,178	374,589	1,123,766
James Nisco	350,000	122,500	472,500

(2)
Represents estimated values associated with the full value of unvested In-The-Money Company Stock Options, which are being cashed out in connection with the Merger, and the value of shares of Company Restricted Stock which are being cashed out in connection with the Merger, with each being treated as described above in the section captioned “—Effect of the Offer and the Merger on Company Equity

Awards” and based on the assumptions set forth above. In accordance with Item 402(t) of Regulation S-K, such values have been calculated using the Offer Price and assume the timely satisfaction of the Milestones under the CVR Agreement. Pursuant to the Merger Agreement, all outstanding Company equity awards as of the Effective Time will be fully accelerated and cashed-out or cancelled in connection with the Merger. Accordingly, these amounts are “single-trigger” in nature.

Name	Value of Unvested In-the-Money Company Stock Options ($)	Value of Unvested Shares of Company Restricted Stock ($)	Total ($)
David J. Mazzo, Ph.D.	75,710	499,000	574,710
Kristen K. Buck, M.D.	24,313	152,000	176,313
James Nisco	12,278	82,996	95,274

(3)
Represents the estimated cost of the aggregate monthly payments to each named executive officer relating to employer health insurance contribution payments, as provided in the agreements related to severance and change in control, as described above in the section captioned “—Executive Severance and Change in Control Agreements.” The following table shows, for each named executive officer, the amount of the health insurance contribution payment reimbursable by Lisata. These amounts are all “double-trigger” in nature, i.e., eligibility to receive these amounts requires both the occurrence of a change in control and a Qualifying Termination of employment that occurs within two (2) years following a change in control transaction.

Name	COBRA Premiums ($)
David J. Mazzo, Ph.D.	63,984
Kristen K. Buck, M.D.	25,990
James Nisco	54,550

(4)
Under the agreements related to severance and change in control, amounts are subject to reduction in the event the applicable named executive officer would receive a greater benefit on an after-tax basis by having some of his change in control-related payments and benefits being cut back rather than paying the excise tax under Section 4999 of the Code on such amounts. These amounts assume no such reduction is applied.

Employee Arrangements Following the Merger
Pursuant to the Merger Agreement, Parent has agreed that for a period of twelve (12) months following the Effective Time, Parent will provide, or cause to be provided, to each employee of the Company or its subsidiaries who continues employment with Parent, the Surviving Corporation, or any subsidiary of Parent or the Surviving Corporation following the Effective Time (each, a “Continuing Employee”) with (i) base salary or hourly wage rate and target annual cash incentive opportunities that are no less favorable than those provided to each such Continuing Employee as of immediately prior to the Effective Time and (ii) employee benefits (excluding any defined benefit pension, nonqualified deferred compensation, retiree or post-termination health or welfare benefit, equity or equity-based compensation, retention benefits, special one-time awards, long-term incentive, employee stock purchase plans and other similar benefits or change in control-related compensation or benefits, other than the Company’s Severance Plan, dated June 10, 2025, as amended and/or restated from time to time) that are substantially comparable, in the aggregate, to those provided to similarly situated employees of Parent.
After closing, Parent will use commercially reasonable efforts to recognize each Continuing Employee’s prior service for eligibility and vesting under comparable benefit plans (subject to no duplication and excluding certain plans). It will also seek to ensure welfare plans waive pre-existing condition limits and give credit for prior-year deductibles and co-pays to the extent recognized under the Company’s plans.
Director and Officer Indemnification and Insurance
Under Sections 102(b)(7) and 145 of DGCL, the Company has broad powers to limit the personal liability of its directors and officers and to indemnify its directors and officers against liabilities they may incur in such capacities, respectively.
As permitted by the DGCL, the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) includes provisions that eliminate the liability of the Company’s directors for monetary damages for breach of fiduciary duty, provided that it shall not be eliminated or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under section 174 of Title 8 of the Delaware Code, or (iv) for any transaction from which the director derived an improper personal benefit.

Additionally, the Company has also entered into indemnification agreements with each of its directors and executive officers (the “Indemnification Agreements”). These agreements provide that the Company will indemnify each of its directors and such officers to the fullest extent permitted by law and the Charter and Bylaws. The foregoing summary of the Indemnification Agreements is qualified in its entirety by the full text of the Form of Indemnification Agreement, which is filed as Exhibit (e)(13) to this Schedule 14D-9 and is incorporated herein by reference.
The Company also maintains a general liability insurance policy, which covers certain liabilities of directors and officers of the Company arising out of claims based on acts or omissions in their capacities as directors or officers.
Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from Parent and the Surviving Corporation. The Merger Agreement provides that the Company may purchase prior to the Effective Time, and if the Company does not purchase prior to the Effective Time, the Surviving Corporation will purchase at or after the Effective Time, a tail policy under the current directors’ and officers’ liability insurance policies maintained at such time by the Company, which (i) will be effective until the sixth (6th) anniversary of the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies, provided, that, the annual premium for such tail policy may not exceed three hundred and fifty percent (350%) of the last annual premium paid prior to the Effective Time. If the aggregate premium of such insurance policies exceeds such amount then the Company may, and the Surviving Corporation will, purchase a tail policy with the greatest amount of coverage as is available at a cost up to, but not exceeding, three hundred and fifty percent (350%) of the last annual premium paid prior to the Effective Time. Parent will cause the Surviving Corporation to maintain any and all such policies in full force and effect for their full term, and continue to honor the obligations thereunder.
The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation by the Company existing as of the date of the Merger Agreement in favor of the current and former directors and officers of the Company for their acts and omissions occurring prior to the Effective Time, as provided in the Charter, the Bylaws and the Indemnification Agreements, shall not be amended, repealed or otherwise modified in any manner that would affect the indemnification rights thereunder, except as required by applicable law, and the Surviving Corporation will observe, honor and fulfill such rights to the fullest extent available under the DGCL for a period of six (6) years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six (6) year period will continue to be subject to the Merger Agreement and the indemnification rights provided under the Merger Agreement until disposition of such claim.
If, following the Effective Time, Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or a majority of its properties and assets to any Person, then, and in each such case, Parent will ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the insurance and indemnification obligations described above.
Section 16 Matters
Prior to the date and time at which Purchaser accepts for payment such number of Shares validly tendered and not validly withdrawn pursuant to the Offer as satisfies the Minimum Tender Condition (the “Offer Acceptance Time”), the Company and the Board will take all such steps as may reasonably be necessary to cause the Transactions, including any dispositions of Common Shares (or any Company Stock Option, Company RSU, Company Restricted Stock, Warrants or other derivative security) by each person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 under the Exchange Act.
Rule 14d-10 Matters
The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable Legal Requirements, the compensation committee of the Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, any and all Compensation Actions (as defined in the Merger Agreement) taken after January 1 of the current fiscal year and prior to the Offer Acceptance Time that have not already been so approved, including (i) increasing the compensation or benefits or the right to receive any severance or termination compensation or benefit, (ii) entering into any employment, consulting, indemnification, termination, change of control, non-competition, or severance agreement with any of the present or former director or officer or any approval, amendment or modification of any such agreement, and (iii) approving, amending, or adopting any Company Plan (as defined in the Merger Agreement). As of the date of this Schedule 14D-9, the compensation committee of the Board has so approved by unanimous resolution.
Item 4.	The Solicitation or Recommendation.
Recommendation of the Board
After consideration, including review of the terms and conditions of the Offer and the Merger in consultation with the Company’s management, as well as the Company’s financial and legal advisors, the Board, by unanimous vote at a meeting on May 29, 2026, (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of Common Shares, (ii) adopted the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iii) resolved to recommend that the holders of Common Shares accept the Offer and tender their Common Shares pursuant to the Offer. Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Background of the Offer
The following chronology summarizes material meetings and events that led to the execution of the Merger Agreement, but it does not purport to catalogue every conversation of the Board, members of the Company’s management team, the Company’s advisors or other parties and their respective financial advisors, legal advisors, affiliates or other representatives.
The Board, together with the Company’s management team, regularly review the Company’s operating and strategic plans, both near-term and long-term. The Board has also considered various strategic opportunities available to the Company intended to enhance stockholder value and the Company’s performance and prospects, taking into account the business, regulatory, competitive, financing and economic environment and developments in the Company’s industry, including the difficulty in recent years of raising the capital necessary to fund the development of the Company’s drug candidates on attractive terms, or at all. As such, the Board has considered what additional capital the Company would need to continue to execute on its long-term strategy as a standalone company, which in recent years has focused on developing, seeking marketing authorization for and commercializing the Company’s lead drug candidate, certepetide (formerly LSTA1 or CEND-1), and whether the Company should (i) pursue various partnerships, licensing transactions or collaborations, or (ii) pursue a sale of the Company as a whole or sales of certain assets of the Company. As part of this process, members of the Company’s management team and the Board have engaged from time to time in business development and strategic discussions with participants in the life sciences industry, with the goal of enhancing value for the Company’s stockholders. As noted in its prior Annual Reports on Form 10-K, the Board and the Company’s management team have focused on, among other things, the opportunities and risks associated with the Company’s business and financial condition, potential partnering opportunities and strategic relationships, and other strategic options.
The terms of the Tender Offer and Merger Agreement with Parent are the result of extensive arm’s-length negotiations among members of the Company’s management team and the principals of Parent, along with their respective advisors and under the guidance of the Board. The Company followed a careful process assisted by experienced outside financial and legal advisors to rigorously examine potential transactions and transaction candidates through broad outreach to life sciences companies and a thorough process of evaluation of prospective strategic partners. The following is a summary of the background of the process undertaken by the Company, the identification and evaluation of potential strategic alternatives and the negotiation of the Offer and Merger Agreement with Parent.
On September 9, 2024, following the completion of certain preclinical work performed with use of the Company’s investigational product in combination with Parent’s NanoMark™ asset under a materials transfer agreement between the Company and a wholly owned subsidiary of Parent (the “MTA”), the Company and Parent held a meeting to discuss a potential licensing transaction. Participating on behalf of the Company at this meeting was Tariq Imam, Senior Vice President, Business Development, Operations and General Counsel, and on behalf of Parent were Mark Land, Chief Executive Officer, and Andrew Hopkins, Chief Scientific Officer.

On September 23, 2024, Messrs. Land and Hopkins arranged for a discussion with Mr. Imam regarding a non-binding term sheet with respect to the potential licensing transaction.
In a series of meetings held throughout October and early November 2024, Mr. Imam and Messrs. Land and Hopkins held various discussions regarding the terms of a proposed licensing transaction pursuant to which the Company would grant a license for the development and commercialization of certepetide (formerly LSTA1 or CEND-1) to Parent.
On November 25, 2024, Mr. Imam and Messrs. Land and Hopkins held a meeting to finalize terms of the definitive agreement for the licensing transaction, as discussed below. During such discussion, Mr. Land indicated to Mr. Imam that Parent may seek to make an investment in the Company at some later date.
On November 30, 2024, the Company entered into an exclusive license and collaboration agreement (the “License Agreement”) with Parent, pursuant to which the Company granted a worldwide royalty bearing exclusive license (the “Exclusive License”) for the development and commercialization of certepetide (formerly LSTA1 or CEND-1) as a targeting and delivery agent for Parent’s NanoMark™ imaging technology in solid tumors (the “Licensed Products”) and a worldwide non-exclusive license (the “Non-Exclusive License”, and together with the Exclusive License, the “Licenses”) to develop and commercialize the Licensed Products using the know-how of the Sanford Burnham Prebys Medical Discovery Institute (“SBP”, and such know-how the “Licensed SBP Patents”) previously granted to the Company pursuant to a license agreement by and between the Company and SBP (the “SBP License Agreement”). Under the License Agreement, Parent agreed to assume full responsibility for research, development, and commercialization costs of the Licensed Products, while the Company agreed to be responsible for supplying the Licensed Products for clinical use at a rate of cost plus 10% pursuant to a clinical supply agreement entered into by the Company and Parent on November 30, 2024. In consideration for the rights under the License Agreement, Parent agreed to, in the aggregate, (i) pay an upfront cash license fee of $1.0 million, (ii) pay development milestone payments of up to $1.5 million upon the achievement of specified regulatory milestones as set forth in the License Agreement, (iii) pay commercial milestone payments of up to $17.5 million upon the achievement of specified commercial and net sales milestones as set forth in the License Agreement, (iv) pay a flat-rate five (5.0%) percent royalty based upon a percentage of net sales of the Licensed Product, subject to specified reductions as set forth in the License Agreement, and (v) pay a portion of any sublicense consideration received from the grant of any sublicense or similar rights under any of the rights or licenses granted to Parent under the License Agreement. The License Agreement remained in effect until it expired on a product-by-product and country-by-country basis at the end of the royalty term unless sooner terminated pursuant to the terms of the License Agreement.
On December 3, 2024, the Company and Parent issued a joint press release publicly announcing the signing of the License Agreement and filed a Form 8-K with the SEC.
In late 2024, the Company determined that it would need to raise substantial additional financing to further develop and commercialize certepetide (formerly LSTA1 or CEND-1). However, the Company’s depressed market capitalization and the challenging state of the conventional financing market for clinical stage biopharmaceutical companies made raising the required funding through equity financing structures difficult, and as a result, the Board and Company management regularly met and discussed other potential strategic transactions.
On December 11, 2024, the Company entered into an engagement letter (the “Wainright Engagement Letter”) with H.C. Wainwright & Co., LLC (“Wainright”) to serve as its exclusive underwriter, agent or advisor in any offering of securities and granted Wainright a right of first refusal to act as the financial advisor in connection with any acquisition, merger, consolidation, reorganization, recapitalization, business combination or other transaction pursuant to which the Company or any of its subsidiaries is acquired or combined with another entity. The Company did not engage Wainright in anticipation of any specific transaction. Wainright had been acting as an investment banker for the Company primarily in a fundraising capacity since 2019.
On December 17, 2024, Mr. Imam and Ryan Quick, VP of Chemistry, Manufacturing and Controls at the Company, met with Mr. Hopkins regarding Parent’s need for drug supply in connection with the License Agreement.
On January 8, 2025, Messrs. Land and Hopkins and Mr. Imam were joined by Dr. David J. Mazzo, the Company’s President and Chief Executive Officer, for an in-person meeting in Peapack, New Jersey, to discuss, among other things, the businesses of the Company and Parent, respectively, and the potential interest of both parties in pursuing a strategic partnership beyond that of the existing License Agreement, whereby Parent would engage the Company to perform certain research and development services for Parent.
On January 25, 2025, the Company received an unsolicited non-binding term sheet (the “January 25 Term Sheet”) for a merger between the Company and Parent. The January 25 Term Sheet proposed, among other things, a merger between the Company and Parent pursuant to which (i) the Company would declare a $1.25 per share cash dividend on each share of common stock of the Company outstanding immediately prior to the effectiveness of the proposed merger, (ii) Parent would offer to redeem all of the Company’s outstanding shares of common stock for $2.75 per share in cash and (iii) Parent would be issued 34 million shares of the Company’s common stock (subject to appropriate adjustment) to equal four (4) times the number of outstanding shares of the Company’s common stock (on a fully-diluted basis) prior to the redemption offer. In addition, the January 25 Term Sheet proposed that concurrently with the merger, the parties would close on binding commitments (to be obtained prior to the merger) to invest at least $80 million in the Company through a private placement of the Company’s common stock at $2.75 per share.
On February 12, 2025, the Board, as well as members of the Company’s management team, representatives of Wainright and representatives of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., outside legal counsel to Lisata (“Mintz”), held a meeting via videoconference to discuss the January 25 Term Sheet and unrelated potential financing strategies and opportunities to fund the Company’s operations independent of any change of control transaction. Representatives of Wainright expressed concern over whether Parent had access to sufficient capital to fund the transactions contemplated by the January 25 Term Sheet because Mr. Land had not communicated his sources of financing nor identified an investment bank to lead his financing efforts.
On March 5, 2025, during a regular meeting of the Board, in which the Company’s management and representatives of Wainright attended a portion of the meeting, representatives of Wainright reviewed a variety of potential strategic alternatives with the Board, and the Board, members of the Company’s management and representatives of Wainright discussed the January 25 Term Sheet and other potential strategic alternatives. Following this discussion, members of the Company’s management team were instructed to continue discussions with Parent and seek more information about the proposed transaction from the January 25 Term Sheet, including with respect to the proposed transaction’s structure and Parent’s ability to finance the proposed transaction. During the executive session of such meeting, the Board appointed a transaction committee consisting of four directors: Dr. Mazzo, Dr. Brown, Mr. Klosk and Ms. Henson (the “Transaction Committee”). The Transaction Committee was formed for convenience and efficiency, and was not formed to address any actual or perceived director conflict of interest and its members were not paid any additional compensation by the Company for serving on the committee. The Transaction Committee discussed and authorized continued engagement with Parent to explore a proposed transaction, including the entry into confidentiality agreements and due diligence review. The Board believed and conveyed that a counteroffer at a significant premium above the then current market price of the Company was appropriate given the potential upside from future data readouts.
On March 6, 2025, Dr. Mazzo, Mr. Imam, and Mr. Land had a meeting, over videoconference, to discuss the proposed transaction structure and Parent’s ability to finance the proposed transaction, and to discuss next steps. Dr. Mazzo, Mr. Imam, and Mr. Land discussed structuring the transaction as a tender offer at a significant premium to the then current market price of the Company and Mr. Land requested a 30-day period of exclusivity.
On March 12, 2025, the Company sent a revised non-binding term sheet to Parent (the “March 12 Term Sheet”) that proposed, among other things, a merger agreement contemplating a “take private” transaction whereby Parent would offer to purchase all of the outstanding shares of common stock of the Company at $7.00 per share in cash. In addition, the March 12 Term Sheet included (i) a 30-day exclusivity period, (ii) a fiduciary termination right by the Company in the event of a bona fide superior proposal and (iii) a standstill proposal.
On March 14, 2025, Dr. Mazzo and Mr. Imam met with Mr. Land in person in Houston, Texas to discuss the terms of the March 12 Term Sheet, among other things, including potential alternative transaction structures such as a license or asset purchase. Upon the meeting’s conclusion, Mr. Land reaffirmed Parent’s interest in acquiring the Company and intended to confer with its counsel to provide a counterproposal to the March 12 Term Sheet.
On March 25, 2025, the Company received a revised non-binding term sheet from Parent (the “March 25 Term Sheet”) that proposed, among other things, a merger agreement contemplating a tender offer to purchase all of the outstanding shares of common stock of the Company at $5.50 per share in cash. The March 25 Term Sheet contemplated the Company remaining a publicly-traded company listed on Nasdaq. In addition, the March 25 Term Sheet proposed (i) a private placement of an undetermined amount of shares of common stock of the Company contingent on a successful tender, (ii) a 120-day exclusivity period with a potential for automatic extension, (ii) an undetermined termination fee if the Company terminated the purchase agreement or tender, accepts a different offer to purchase shares of the Company’s common stock or a majority of the aggregate voting power of all shares of common stock then outstanding do not accept the tender and (iv) a proposal for a separate standstill agreement.
On March 26, 2025, Mr. Imam sent an email to Mr. Land making introductions to the Company’s attorneys at Mintz. Later that day, Mr. Land replied making introductions to Parent’s attorneys at Shackelford, McKinley & Norton, LLP (“Shackelford Law”).
On March 27, 2025, representatives of Mintz and Shackelford Law held a meeting to discuss the March 25 Term Sheet and the overall logistics of a proposed transaction. Representatives of Mintz expressed their view to representatives of Shackelford Law that it was likely not possible for Parent to make a tender offer for the Company’s outstanding shares of common stock and remain as a publicly traded company on Nasdaq.
On April 1, 2025, the Board, members of the Company’s management team, and representatives of Mintz held a meeting to discuss, among other things, the status of discussions with Parent.
On April 8, 2025, a special meeting of the Board was held to discuss the proposed terms of a proposed transaction with Parent. At the request of the Board, Mr. Land attended a portion of the meeting, presenting Parent, its history, technology, and a general overview of its intended goals as it relates to the proposed transaction.
On April 9, 2025, the Company sent a revised non-binding term sheet to Parent (the “April 9 Term Sheet”) that proposed, among other things, (i) a purchase agreement contemplating a tender offer to purchase all of the outstanding shares of common stock of the Company at $6.50 per share in cash, (ii) a 45-day exclusivity period, (iii) a fiduciary termination right by the Company in the event of a bona fide superior proposal and (iv) a standstill proposal and rejected the proposal of a termination fee in the event of a termination of the purchase agreement in the event of the Company’s exercise of its fiduciary termination right.
On April 11, 2025, Parent sent a revised non-binding term sheet to the Company (the “April 11 Term Sheet”) that proposed, among other things, (i) a purchase agreement contemplating a tender offer to purchase all of the outstanding shares of common stock of the Company at $6.00 per share in cash, (ii) a private placement of an undetermined amount of shares of common stock at the market price, (iii) a 60-day exclusivity period with a potential for automatic extension, (iv) a fiduciary termination right by the Company in the event of a bona fide superior proposal and (v) a standstill for a reasonable period of time to be determined after further negotiation.
On April 14, 2025, the Transaction Committee of the Board held a meeting with the Company’s management team to discuss the April 11 Term Sheet and the proposed response to the April 11 Term Sheet and authorized Company’s management to send a revised term sheet based on the terms discussed (as described below).
Later that day, on April 14, 2025, the Company sent a revised non-binding term sheet to Parent (the “April 14 Term Sheet”) accepting the proposal for a purchase agreement contemplating a tender offer to purchase all of the outstanding shares of common stock of the Company at $6.00 per share in cash. The April 14 Term Sheet rejected the proposal for a private placement of an undetermined amount of shares of common stock of the Company at the market price.
On April 15, 2025, Dr. Mazzo and Mr. Land had a telephonic meeting to discuss, among other things, the April 14 Term Sheet, including the proposal for a private placement of shares of common stock concurrent with the tender offer.
On April 16, 2025, representatives of Mintz and Shackelford Law held a meeting to discuss the logistics and securities law considerations of a private placement of shares of common stock concurrent with the tender offer.
On April 23, 2025, the Company and Parent executed a mutual nondisclosure agreement (the “Mutual Nondisclosure Agreement”), as the confidentiality provisions in the MTA were set to expire in August 2025, which did not include a standstill provision, for consistency with the confidentiality provisions in the MTA and in anticipation of the standstill agreement to accompany the April 25 Term Sheet (as defined below).
On April 25, 2025, Parent sent a revised non-binding term sheet (the “April 25 Term Sheet”) to the Company confirming the $6.00 price per share of the tender offer and modifying the closing condition whereby Parent would be required to close the tender offer pursuant to which Parent agreed that prior to both the execution of the merger agreement and the expiration of the exclusivity period, Parent would provide funding commitments from third party investor(s) sufficient to cover all of its obligations to tender for the shares, including, without limitation, the funding of the tender offer.
Later that day on April 25, 2025, the Company and Parent executed the April 25 Term Sheet and accompanying standstill agreement, which provided for a customary standstill for a period of one year. As part of the April 25 Term Sheet, Parent was provided with a sixty (60) day exclusivity period.
Subsequent to the execution of the April 25 Term Sheet, representatives of Mintz and Shackelford Law participated in telephonic meetings and exchanged emails regarding when documents to effect the proposed transaction contemplated by the April 25 Term Sheet would be exchanged. Representatives of Mintz were instructed by Company management to not commence drafts of any documentation until there was sufficient evidence that Parent would obtain financing commitments to fund the tender offer.
On May 8, 2025, Mr. Land met with Dr. Mazzo and Mr. Imam at the Company’s corporate headquarters in Basking Ridge, New Jersey, where they discussed the Company’s regulatory strategy, existing drug supply, manufacturing needs and scalability.
On May 12, 2025, the Company and Wainright entered into an amendment to the Wainright Engagement Letter to extend the term of engagement, and the Company agreed to pay a transaction fee, a fairness opinion fee and reimbursement of certain expenses relating to a transaction with Parent as further described below under the caption “Opinion of H.C. Wainright & Co., LLC.”
On June 3, 2025, Mr. Imam and James Nisco, the Company’s Senior Vice President, Finance and Treasury and Chief Accounting Officer, met with Mr. Land in person in New York, New York to discuss the Company’s current and future expenses and near-term obligations.
On June 10, 2025, during a regular meeting of the Board, members of the Company’s management team presented an updated status on the discussions with Parent and its financing strategy as the Board expressed concern as to whether Parent would be able to raise sufficient funds to make the tender offer as Parent had yet to provide evidence that Parent would be able to obtain financing commitments to fund the tender offer.
On June 25, 2025, the Transaction Committee of the Board held a meeting with the Company’s management team and representatives of Mintz to discuss the proposed first extension of the April 25 Term Sheet and accompanying exclusivity period. During this meeting, the Transaction Committee authorized Company management to agree to such extension.
On June 26, 2025, the Company and Parent executed the first extension of the April 25 Term Sheet, with the exclusivity period expiring on August 6, 2025. The extension was required so that Parent could raise the necessary funds to complete the tender offer and merger as contemplated by the April 25 Term Sheet.
On July 1, 2025, Mr. Imam, representatives of Mintz, and representatives of Parent’s new outside counsel, Davis Polk & Wardwell LLP (“Davis Polk”), had an introductory meeting to discuss the structure and timing to complete the transaction as contemplated by the April 25 Term Sheet.
On July 15, 2025, Dr. Mazzo, through an industry acquaintance, received an email introduction to the CEO of Company A, a private biotechnology company focusing on treatments for women’s health and various cancers. The CEO of Company A expressed interest in exploring a potential licensing transaction with the Company.
On July 16, 2025, in connection with exploring a potential licensing transaction, the Company and Company A executed a mutual nondisclosure agreement, which did not include a standstill provision, and both the Company and Company A provided one another with access to the other’s virtual data room. Access to Company A’s data room was provided for certain members of the Company’s management team.
On July 30, 2025, the Company received an unsolicited indication of interest from Company A, which proposed a reverse merger structure that would result in the stockholders of Company A owning 95% of the combined company and the stockholders of the Company owning 5% of the combined company, without any accompanying financial rationale for the relative valuations of the parties imputed by the ratios proposed. On the same day, Dr. Mazzo sent an email to the CEO of Company A making clear that the Company is subject to a “no-shop” exclusivity period and thus would be unable to engage in active negotiations until the exclusivity period expires, or only if Company A provides the Company with a bona fide superior offer to Parent’s last offer.
On August 11, 2025, the Transaction Committee of the Board held a meeting with the Company’s management team and representatives of Mintz to discuss the proposed second extension of the April 25 Term Sheet with Parent and accompanying exclusivity period. In addition, the Company’s management discussed other transactions being contemplated, including the offer from Company A. The Board was supportive of extending the April 25 Term Sheet, due in part to Parent’s engagement of an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed transaction and the life sciences industry (“Financial Advisor A”) to assist with the financing of the proposed transaction.
On August 19, 2025, the Company and Parent executed the second extension of the April 25 Term Sheet, with the exclusivity period expiring on September 18, 2025.
On August 20, 2025, Dr. Mazzo notified the CEO of Company A that the Company was once again, subject to an exclusivity period, and thus can only resume discussions upon expiration of such exclusivity period. Moreover, Dr. Mazzo expressed that the proposed relative valuations of the entities were vastly disparate, and thus, the two parties were at an impasse with regard to expectations.
On September 17, 2025, during a regular meeting of the Board, Mr. Land was invited by the Company to discuss the status of Parent’s fundraising activities. Mr. Land was also joined by a representative of Financial Advisor A, which was then serving as Parent’s financial advisor and investment bank to raise the funds needed to make the tender offer contemplated by the April 25 Term Sheet. After considering the presentation by Mr. Land and representative of Financial Advisor A, the Board was supportive of further extending the April 25 Term Sheet. Representatives of Mintz and Wainright also attended such meeting.
On September 18, 2025, the exclusivity period under the second extension of the April 25 Term Sheet with Parent expired and representatives of Wainright introduced the Company to Company B, a private biotechnology company targeting acute ischemic stroke.
On September 19, 2025, the Company and Company B executed a mutual nondisclosure agreement, which did not include a standstill provision, and held an introductory meeting with Company B, where Company B presented information about its technology and lead asset.
On September 22, 2025, following the expiration of the second extension of the April 25 Term Sheet, the Company and Company A, despite a prior impasse of each company’s financial and relative value expectations, resumed discussions, but Company A did not indicate that it had any flexibility with respect to its previously proposed terms.
On September 23, 2025, both the Company and Company B provided one another with access to their respective virtual data rooms.
On September 24, 2025, members of the Company’s management team and representatives of Wainright visited Company’s B corporate headquarters for in-person meetings.
On or around October, 2025, Mr. Land and Dr. Mazzo had a telephonic meeting to discuss, among other things, that Financial Advisor A was unable to raise the funds for the proposed tender offer contemplated by the April 25 Term Sheet and Mr. Land confirmed that Parent would seek other sources of financing.
Between September 25 and October 10, 2025, several meetings were held between members of the Company and Company B’s management teams, along with scientific advisors to Company B, where they discussed several potential transactions of varying structures, including joint ventures and licensing transactions, but they did not discuss specific offers or financial terms.
On October 9, 2025, the Company received an unsolicited inbound request, through an industry acquaintance of a member of Company management, for an introductory meeting from the financial advisors of Company C, a private biotechnology company targeting precancerous HPV-related cervical diseases, regarding Company C’s potential interest in pursuing a reverse merger transaction with the Company.
On October 14, 2025, the Company and Company C executed a mutual nondisclosure agreement, which did not include a standstill.

On October 14, 2025, the Company and Company D, a meme token company seeking to create a digital asset treasury (“DAT”) company via a reverse merger into a public vehicle, had an introductory meeting, where the Company and Company D discussed the history of Company D’s token, its holders, the general structure of private-to-public DAT transactions and recent comparable transactions.
On October 15, 2025, members of the Company’s management team held an introductory meeting with the management team of Company C and its financial advisors, where they discussed Company C’s ownership structure, technology, history and lead asset.
On October 16, 2025, Company A provided the Company with a revised non-binding term sheet, altering the proposed structure from a reverse merger transaction to a licensing agreement for rights to certepetide (formerly LSTA1 or CEND-1) with respect to three types of tumors and an exclusive option to select one for future clinical development. The proposed license included a low 4-figure up front option and exclusivity fee and limited future contingent payments upon the achievement of certain regulatory milestones.
On October 17, 2025, a special meeting of the Board was held with the Company’s management team and representatives of Mintz to discuss, among other things, the status of discussions with Parent and the other potential counterparties. Dr. Mazzo provided an update based on discussions with Mr. Land that Financial Advisor A was unable to raise the funds for the proposed tender offer and that Parent would attempt to seek non-healthcare funds. The Board was supportive of terminating discussions with Company A if Company A was unwilling to improve its proposed terms. Similarly, the Board was supportive of terminating discussions with Company B if Company B could not, among other things, resolve or satisfactorily explain certain issues identified by the Company in its diligence of Company B.
On October 20, 2025, members of the Company’s management team and the Board held a meeting with Company D and its outside counsel, where Company D and its outside counsel provided information on precedent DAT transactions and an overview of possible deal mechanics.
On October 23, 2025, the Company and Company D executed a mutual nondisclosure agreement, which did not include a standstill.
On October 24, 2025, the Company received a preliminary term sheet from Company D, whereby the Company would issue $40 million of securities in a PIPE transaction and agree to use a large amount of the proceeds to purchase and hold certain digital assets (e.g. meme tokens).
Following a series of negotiations, on October 29, 2025, both the Company and Company B ceased discussions, due in part to certain intellectual property and clinical data issues identified by the Company in its diligence of Company B.
On November 5, 2025, Dr. Mazzo met with the Chief Operating Officer of Company D in person in San Diego, California to discuss the status of the proposed transaction and the preliminary term sheet, which was under review by the Company and the Board.
On November 10, 2025, the Company and Company A ended discussions noting that the proposed terms of the proposed license transaction (a low 4-figure up front option and exclusivity fee and limited future contingent payments upon the achieve of certain regulatory milestones) fell below market and thus would not serve in the interests of maximizing value for the Company and its stockholders.
On November 11, 2025, Company C ended discussions with the Company, in lieu of responding to the Company’s requests to resolve or explain certain issues identified by the Company in its diligence of Company C’s virtual data room, including with respect to its intellectual property and obligations under its existing license agreements. Company C did not provide any specific offer or proposal prior to ending discussions with the Company.
On November 12, 2025, a special meeting of the Board was held with the Company’s management team and representatives of Mintz to further discuss, among other things, the status of discussions with Parent and other potential counterparties. The Board supported continuing discussions with Parent and requested that a cryptocurrency expert present at its next meeting to aid the Board in evaluating the potential transaction with Company D.
On December 2, 2025, Parent submitted a non-binding indication of interest (the “December 2 IOI”) to the Board to acquire all of the outstanding equity of the Company for $4.00 per share in cash, representing a 100% premium to the Company’s closing share price on December 1, 2025. The December 2 IOI stated that the contemplated transaction would be structured as a tender offer followed by a second-step merger in compliance with all applicable securities laws and that Parent intended to fund the transaction through a combination of committed equity capital from existing partners and new investors and available credit facilities and/or strategic financing sources. Parent stated that upon acceptance of the proposal by the Board, Parent was prepared to deliver customary evidence of financing commitments within ten (10) days. The December 2 IOI was conditioned on completion of confirmatory due diligence, including review of key commercial agreements, intellectual property, litigation and material contracts and (ii) a provision (the “Rollover Provision”) that Parent could, in consultation with the Company, agree with certain non-management stockholders, who were yet to be identified, that such stockholders would not tender their shares in the offer and instead contribute them to Parent in exchange for equity in Parent.
On December 16, 2025, during a regular meeting of the Board, with Company’s management present, Dr. Mazzo provided a brief update on the status of discussions with Parent, including the December 2 IOI. In addition, Mr. Nisco presented a 2026 cash flow (expenses) forecast as part of his financial report to the Board. Such 2026 cash flow forecast was placed in the data room on December 9, 2025 for Parent to review. Moreover, at the invitation of the Board, a cryptocurrency expert joined the Board meeting, outlining the significant inherent risks of a DAT strategy and volatility of meme tokens. It was following the advisement of such expert, the Board deduced that pursuing further discussions with Company D would likely not serve in the best interests of the Company and its stockholders.
On December 17, 2025, Dr. Mazzo notified Company D via email, that pursuant to discussions held during Board’s December 16, 2025 meeting, the Board had instructed Dr. Mazzo to end negotiations between the parties.
On December 20, 2025, the Company received a revised non-binding term sheet from Parent (the “December 20 Term Sheet”), which provided for an offer price of $4.00 per Common Share and one (1) contingent value right (“CVR”), payable as $2.00 per Common Share upon approval of certepetide in any indication within 18 months of closing, as well as an exclusivity period of forty-five (45) days. The December 20 Term Sheet also included a “fiduciary out” provision applicable under certain circumstances in connection with a “superior proposal”, subject to the Company paying Parent a “customary termination fee” to be negotiated in connection with the definitive purchaser agreement.
On December 23, 2025, the Company sent a revised draft of the December 20 Term Sheet to Mr. Land (the “December 23 Term Sheet”), which provided for the term sheet to be binding and an offer price of $4.00 per Common Share and one (1) CVR, payable as $2.00 per Common Share upon the earlier of 18 months of closing or approval of certepetide in any indication and in any jurisdiction, as well as striking the exclusivity period, maintaining the “fiduciary out” provision and including a reciprocal $2,000,000 breakup fee payable by the terminating party if the Purchase Agreement was terminated.
On December 29, 2025, the Company received a revised draft of the December 23 Term Sheet from Parent (the “December 29 Term Sheet”). The December 29 Term Sheet provided for an offer price of $4.00 per Common Share and one (1) CVR, payable as $2.00 per Common Share upon approval of certepetide in any indication within 18 months of closing, as well as an exclusivity period of forty-five (45) days. The December 29 Term Sheet also revised the termination fee such that it was (i) payable by the Company to Parent if the Company terminated the Purchase Agreement for a superior proposal or in “certain other customary circumstances” to be negotiated in connection with the definitive Purchase Agreement and (ii) payable by Parent to the Company if the Company terminated the Purchase Agreement due to Parent’s failure to complete the offer.
On December 30, 2025, the Company sent a revised draft of the December 29 Term Sheet to Mr. Land (the “December 30 Term Sheet”), which provided an offer price of $4.00 per Common Share and three (3) CVRs, payable as follows: (1) $1.00 per Common Share within 12 months of the date on which rights to certepetide in the Greater China region revert to the Company; (2) $1.00 per Common Share within 18 months of closing; and (3) $1.00 per Common Share upon approval of certepetide in any indication and in any jurisdiction. The December 30 Term Sheet also removed the exclusivity period of thirty (30) days. The December 30 Term Sheet also narrowed the termination fee provision to remove the obligation of the Company to pay Parent a termination fee if the Company terminated the Purchase Agreement in “certain other customary circumstances” to be negotiated in connection with the definitive Purchase Agreement.

On January 5, 2026, a representative of Davis Polk discussed the exclusivity period and certain other terms of the term sheet with Mr. Imam. Mr. Imam sent a revised term sheet (the “January 5 Term Sheet”) to Davis Polk with a note that a compromise could be reached on the no-shop provision. At such time, Mr. Imam introduced representatives of Davis Polk to representatives of Mintz to discuss documentation of the proposed transaction.
On January 6, 2026, a special meeting of the Board was held with the Company’s management team and representatives of Mintz to discuss the revisions to the December 30 Term Sheet and proposed counterproposals. The Board authorized management to submit to Parent a counterproposal with terms consistent with the January 5 Term Sheet and the January 9 Term Sheet (as defined below), including that the term sheet be binding. Given the prolonged nature of the negotiations between the Company and Parent over the preceding months, the Board reasoned that a binding term sheet would increase the likelihood the parties would promptly reach a definitive agreement in the best interests of the Company and its stockholders and that the public announcement of the binding term sheet could result in a superior offer for the Company.
On January 9, 2026, members of the Company management team and representatives of Mintz held a meeting to discuss the Company’s counterproposal to the December 30 Term Sheet. The Board approved representatives of Mintz to submit to Parent a counterproposal to the December 30 Term Sheet with terms consistent to those discussed at the meeting.
Also on January 9, 2026, representatives of Mintz and representatives of Davis Polk exchanged revised drafts of the December 30 Term Sheet. Davis Polk’s draft (i) revised the offer price to $4.00 per Common Share and one (1) CVR, payable as $2.00 per Common Share upon approval of certepetide in any indication in any jurisdiction, (ii) reinserted a forty-five (45) day exclusivity period, (iii) added interim operating covenants relating to cash payments until the signing of the definitive purchase agreement and (iv) added exceptions for certain terminations which would not require the payment of the $2,000,000 breakup fee, such as a party determining in good faith that it is not willing to enter into the definitive purchase agreement because the other party requires that the definitive purchase agreement includes terms that are not commercially reasonable (the “Permitted Exceptions”). Mintz’s draft (the “January 9 Term Sheet”) (i) removed the Rollover Provision, (ii) provided that in addition to the consideration of $4.00 per share, each share tendered in the Offer or exchanged in the Merger would also be entitled to receive two (2) non-tradeable CVRs, payable as follows: $1.00 per share within twelve (12) months of the date on which rights to certepetide in the Greater China region revert to the Company; and $1.00 per share upon filing of an NDA or similar registration document for approval to commercialize certepetide in any indication in any jurisdiction. The January 9 Term Sheet revised the exclusivity provision from 45 days to 30 days, and also revised the language regarding the interim operating covenants relating to cash payments until the signing of the definitive merger agreement.
On January 10, 2026, representatives of Davis Polk and Mintz discussed the revised term sheet and agreed that the following outstanding primary issues remained: (i) Parent needs to either have completed its diligence before signing or there would need to be some protections to Parent for diligence issues (e.g. not receiving the materials it has requested or new information coming to light), including a Company material adverse effect provision; and (ii) Parent required the Company to schedule estimated expenses during this interim period, including any investment banking fees and legal expenses.
On January 11, 2026, a representative of Davis Polk sent a revised term sheet to representatives of Mintz, which reinstated the Rollover Provision whereby certain non-executive stockholders of the Company could agree to not tender their shares in the tender offer and instead contribute their shares to Parent in exchange for equity interests in Parent. In addition, a representative of Davis Polk added a Company material adverse effect provision to the termination section so that Parent would not be required to enter into the merger agreement if there was a material adverse effect on the Company.
On January 12, 2026, members of the Company’s management team and representatives of Mintz and Wainright held a meeting to discuss the Company’s revisions to the term sheet. Later that day on January 12, 2026, a representative of Mintz sent a revised term sheet to a representative of Davis Polk, which added an 18 month standstill other than pursuant to the merger agreement and also added a definition of material adverse effect on the Company.
On January 15, 2026, a representative of Davis Polk sent a revised term sheet to representatives of Mintz, which removed the standstill language and requested that any equity awards and change of control payments that are not publicly disclosed be listed on a schedule to the term sheet. A representative of Davis Polk also requested that the Company provide a schedule of anticipated expenses until signing the merger agreement and a proposed expiration date for the term sheet. Representatives of Davis Polk and Mintz discussed the proposed changes.
On January 16, 2026, a representative of Mintz sent a revised term sheet to representatives of Davis Polk which added back the eighteen (18) month standstill and inserted an expiration date of February 28, 2026. Such representatives of Mintz and Davis Polk discussed the standstill provision.
On January 19, 2026, Davis Polk sent a revised term sheet to representatives of Mintz which reduced the eighteen (18) month standstill to twelve (12) months but included that such standstill shall be inoperative and of no force or effect if the term sheet is terminated, other than a termination by the Company due to Parent’s failure to enter into a merger agreement on terms and conditions materially consistent with the December 30 Term Sheet by February 27, 2026 (other than any such failure as a result of a Permitted Exception) and stated that such section superseded and replaced the standstill provision in the standstill agreement that accompanied the April 25 Term Sheet.
On January 20, 2026, a special meeting of the Board was held with the Company’s management team and representatives of Mintz to discuss the revised term sheet. Further, representatives of Wainright were invited at the request of the Board and presented an analysis on market precedents on valuation and orally stated its conclusion that the offer price set forth in the Binding Term Sheet was fair, from a financial point of view, to the Company’s stockholders. Representatives of Mintz reviewed with the Board the fiduciary duties of the directors in connection with the consideration of the potential transaction with Parent. The Board unanimously determined that the Binding Term Sheet and the transactions contemplated therein, including the tender offer and the merger, were advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into the Binding Term Sheet and negotiate in good faith and enter into a definitive agreement for the consummation of the transactions contemplated therein.
On January 20, 2026, the Company and Parent executed the Binding Term Sheet, the terms of which are described herein under the heading “Arrangements with Purchaser, Parent, and their Affiliates—Binding Term Sheet.” The Binding Term Sheet provided for an offer price of $4.00 per Common Share and two (2) non-tradeable CVRs, payable as follows: (1) $1.00 per Common Share within 12 months of the date on which rights to certepetide in the Greater China region revert to the Company; and (2) $1.00 per Common Share upon filing of an NDA or similar registration document for approval to commercialize certepetide in any indication in any jurisdiction.
On February 5, 2026, representatives of Goodwin Procter LLP (“Goodwin”), new outside counsel to Parent, sent representatives of Mintz a draft of the merger agreement. Due to the achievement of the milestone relating to the reversion of the rights to certepetide in Greater China back to the Company, the draft merger agreement reflected an Offer Price of $5.00 per Common Share and one (1) CVR representing the contingent right to receive $1.00 per Common Share upon filing of a new drug application or similar registration document for approval to commercialize certepetide in any indication in any jurisdiction. Consistent with the Binding Term Sheet, the draft merger agreement also provided for, among other things, (i) a termination fee of $2,000,000 payable by the Company to Parent in circumstances such as entering into a superior proposal, a change of recommendation, or certain post-termination competing transactions, (ii) a termination fee of $2,000,000 payable by the Parent to the Company for failure to commence or complete the offer, failure to accept tendered shares, or uncured breaches that result in a material adverse effect, and (ii) a “fiduciary out” provisions applicable under certain circumstances in connection with a “superior proposal.”
On February 15, 2026, representatives of Mintz sent representatives of Goodwin a revised draft of the merger agreement, which included revisions to reflect, among other things (i) additional representations, warranties and covenants of Parent regarding its financial ability and financings sources, (ii) expanded “fiduciary out” provisions, including those applicable under certain circumstances in connection with a “intervening event,” (iii) a provision regarding the availability of specific performance in favor of the Company to cause Parent to enforce its agreements with its financing sources and (iv) edits to the offer conditions, including the removal of a condition regarding the contribution of the Rollover Shares to Parent as contemplated by the Support Agreements.
On February 17, 2026, representatives of Goodwin sent representatives of Mintz a draft of the contingent value rights agreement (the “Original CVR Agreement”), which provided for, among other things, (i) triggering the milestone payment upon obtaining all regulatory approvals necessary to broadly market and sell products that contain certepetide, including but not limited to any new drug application and pricing and reimbursement approval, and not including any conditional approval or accelerated regulatory approval, (ii) Parent having sole discretion and decision making authority over whether and how much to invest in the development of products that contain certepetide, (iii) certain acknowledgements by the Company as to the absence of duties or assurances with respect to the potential achievement of the milestone and (iv) no level of efforts to achieve the milestone.
On February 22, 2026, representatives of Mintz sent representatives of Goodwin an updated draft of the Original CVR Agreement revised to, among other things, (i) trigger the milestone payment upon the filing or formal acceptance for review by any governmental authority of any new drug application, (ii) provide that Parent shall use its commercially reasonable efforts to achieve the milestone and (iii) remove the acknowledgements by the Company as to the absence of duties or assurances with respect to the potential achievement of the milestone.
On February 22, 2026, representatives of Goodwin sent representatives of Mintz a revised draft of the merger agreement, which among other things (i) revised the representations, warranties and covenants of Parent regarding its financial ability and financings sources to limit to equity sources only, (ii) narrowed the “fiduciary out” provisions, including by deleting those applicable under certain circumstances in connection with a “intervening event,” (iii) removed the provision regarding the availability of specific performance in favor of the Company to cause Parent to enforce its agreements with its financing sources and (iv) revised the offer conditions, including to reinsert a condition regarding the contribution of the Rollover Shares to Parent as contemplated by the Support Agreements.
On February 23, 2026, representatives of Goodwin sent representatives of Mintz a revised draft of the Original CVR Agreement which, among other things, (i) revised the definition of commercially reasonable efforts to be used by Parent and (ii) reinserted acknowledgements by the Company as to the absence of duties or assurances with respect to the potential achievement of the milestone, subject to Parent’s obligation to use its commercially reasonable efforts to achieve the milestone, where applicable.
In the morning of February 24, 2026, representatives of Mintz sent representatives of Goodwin a revised draft of the merger agreement, which among other things (i) reinserted “fiduciary out” provisions applicable under certain circumstances in connection with a “intervening event,” (ii) reinserted the provision regarding the availability of specific performance in favor of the Company to cause Parent to enforce its agreements with its financing sources and (iii) removed the offer condition regarding the contribution of the Rollover Shares to Parent as contemplated by the Support Agreements. In the afternoon of February 24, 2026, representatives of Mintz and representatives of Goodwin met via videoconference and discussed the revisions to the merger agreement.
On February 25, 2026, representatives of Mintz sent representatives of Goodwin an updated draft of the Original CVR Agreement which, among other things, further revised the definition of commercially reasonable efforts to be used by Parent.
On February 26, 2026, representatives of Goodwin sent representatives of Mintz a revised draft of the merger agreement, which among other things (i) removed the “fiduciary out” provisions applicable under certain circumstances in connection with a “intervening event,” and (ii) revised the provisions regarding the availability of specific performance in favor of the Company to cause Parent to enforce its agreements with its financing sources.
On February 26, 2026, the Company and Parent executed an amendment to the Binding Term Sheet thereby extending the term to March 7, 2026, which the Board approved by unanimous written consent on February 26, 2026.
On February 27, 2026, representatives of Goodwin sent representatives of Mintz a revised draft of the Original CVR Agreement, which, among other things, further revised the definition of commercially reasonable efforts to be used by Parent.
On March 1, 2026, representatives of Mintz sent representatives of Goodwin a revised draft of the merger agreement, which among other things (i) included, in lieu of “fiduciary out” provisions applicable under certain circumstances in connection with a “intervening event,” certain additional exceptions to the procedures for a change of board recommendation under the merger agreement and (ii) revised the acknowledgment of the availability of specific performance in favor of the Company to cause Parent to enforce its agreements with its financing sources.
On March 3, 2026, representatives of Goodwin sent representatives of Mintz a copy of Parent’s executed capital commitment letter from Parent’s financing source, Omega & Corinth Group Ltd (“Omega”). Representatives of Mintz requested recent bank or other account statements showing that Omega had the requisite amount of funds to complete the tender offer and merger. Representatives of Goodwin sent a recent portfolio statement that showed cash and securities valued well in excess of the amount required to complete the tender offer and merger. In addition, representatives of Mintz requested a list of the certain non-executive stockholders who would sign Support Agreements.
On March 3, 2026, the Board held a regularly scheduled meeting by videoconference, which was also attended by Company management and representatives of Mintz and Wainright. At this meeting, the Board, Company management and representatives of Mintz and Wainright discussed the status of negotiations with Parent and Goodwin. In addition, representatives of Mintz also provided a review of the Board's fiduciary duties and other legal aspects of the transaction.
On March 4, 2026, representatives of Goodwin sent representatives of Mintz a revised draft of the merger agreement which, among other things, removed the certain additional exceptions to the procedures for a change of board recommendation under the merger agreement proposed in the March 1, 2026 draft of the merger agreement. In addition, representatives of Goodwin sent representatives of Mintz a list of the certain non-executive stockholders who would sign Support Agreements.
On March 4, 2026 and March 5, 2026, representatives of Mintz and representatives of Goodwin exchanged multiple revised drafts of the merger agreement and Original CVR Agreement with incremental revisions intended to put the agreements in final form for execution, subject to approval of the Board.
In the early evening of March 5, 2026, the Board held a special meeting by videoconference, which was also attended by Company management and representatives of Mintz and Wainright. At this meeting the Board, Company management, and representatives of Mintz and representatives of Wainright discussed the key terms of the draft Original Merger Agreement and the Original CVR Agreement. Representatives of Mintz reviewed with the Board the fiduciary duties of the directors in connection with the consideration of the Original Merger Agreement. At the request of the Board, representatives of Wainright reviewed Wainright’s financial analysis of the Company and the offer price contemplated by the Original Merger Agreement, as proposed by Parent. At the conclusion of its analysis, a representative of Wainright rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated March 5, 2026, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken in preparing its opinion, the offer price contemplated by the Original Merger Agreement was fair, from a financial point of view, to the holders of the Shares (other than the Excluded Shares).
Following discussion and review of the presentations made, matters considered and discussion of the benefits and risks of the proposed transaction, the Board unanimously (i) determined that the Original Merger Agreement and the contemplated transactions, including the tender offer and the merger contemplated by the Original Merger Agreement, were advisable and fair to, and in the best interests of, the Company and the holders of Common Shares, (ii) adopted the Merger Agreement and approved the execution, delivery and performance by the Company of the Original Merger Agreement and the consummation of the contemplated transactions, including the tender offer and the merger contemplated by the Original Merger Agreement, and (iii) resolved to recommend that the holders of Common Shares accept the offer contemplated by the Original Merger Agreement and tender their Common Shares pursuant to the tender offer contemplated by the Original Merger Agreement.
After the close of trading on Nasdaq on March 6, 2026, the parties executed the Merger Agreement, and the Company issued a press release announcing the execution of the Merger Agreement. A copy of this press release is filed as Exhibit (a)(5)(B) to this Schedule 14D-9 and incorporated herein by reference.
At the request of Parent, in light of its efforts to obtain a variety of financing resources in addition to its capital commitment letter from Omega, on April 2, 2026, the Company, Parent and Purchaser agreed to extend the date by which Purchaser was obligated to commence the tender offer contemplated by the Original Merger Agreement.
On April 2, 2026, the Company filed a Form 8-K with the SEC. The Form 8-K reflected that the Company, Parent and Purchaser agreed to a waiver to the Merger Agreement and agreed to extend the date by which Purchaser was obligated to commence the tender offer to April 13, 2026 or such other date as may have been agreed to between Parent and the Company.
On April 12, 2026, Parent requested that the Company further extend the date by which Purchaser was obligated to commence the tender offer from April 13, 2026 to April 27, 2026, in order to allow Parent more time to obtain a variety of financing resources in addition to its capital commitment letter from Omega. The Company did not agree to an extension and Parent failed to commence the tender offer on April 13, 2026.

Between April 13, 2026 and April 15, 2026, representatives of Mintz and representatives of Goodwin exchanged correspondence regarding Parent’s failure to timely commence the tender offer, the status of Parent’s efforts to obtain financing resources on terms more favorable to Parent in addition to its capital commitment letter from Omega and Parent’s intent to finalize its financing and launch the tender offer expeditiously.
On April 15, 2026, the Board held a special meeting by videoconference, which was attended by Company management and representatives of Mintz. At this meeting, the Board, Company management and representatives of Mintz discussed, among other things, the status of the transaction, the rights and remedies available to the Company under the Original Merger Agreement, the Company’s available strategic alternatives and the Company’s disclosure obligations. Following discussion, the Board instructed Company management to file a Form 8-K regarding the status of the transaction and to continue to discuss with Parent its financing and the timing of the commencement of the tender offer. On April 15, 2026, the Company filed the Form 8-K with the SEC. The Form 8-K reflected that (i) Purchaser had not yet commenced the tender offer, (ii) the Company had been informed by Parent that Parent was seeking alternative sources of financing on terms more favorable to Parent to fund the tender offer and intended to launch the tender offer when its financing was finalized, (iii) the Company was in discussions with Parent regarding the financing and timing of the commencement of the tender offer and (iv) there could be no assurance as to when the tender offer will commence, if at all.
Between April 15, 2026 and April 20, 2026, representatives of Mintz and representatives of Goodwin exchanged additional correspondence regarding the status of Parent’s efforts to obtain financing resources in addition to its capital commitment letter from Omega and Parent’s continued commitment to completing the transaction.
On April 20, 2026, the Board held a special meeting by videoconference, which was attended by Company management and representatives of Mintz. At this meeting, the Board, Company management and representatives of Mintz again discussed, among other things, the status of the transaction, the rights and remedies available to the Company under the Original Merger Agreement, and the Company’s available strategic alternatives. Following discussion, the Board determined it was in the best interest of the Company and its stockholders to allow Parent more time to commence the tender offer, while reserving all available rights and remedies.
Between April 20, 2026 and April 22, 2026, representatives of Mintz and representatives of Goodwin exchanged additional correspondence regarding the status of Parent’s efforts to obtain financing resources in addition to its capital commitment letter from Omega and Parent’s continued commitment to completing the transaction.
On April 23, 2026, Company management, representatives of Mintz, Mr. Land and representatives of Goodwin met via videoconference to discuss the status of the transaction. Mr. Land and representatives of Goodwin indicated (without providing specifics) that they were concerned about Omega’s responsiveness and reliability as a financing source, and that the time and costs involved in enforcing the capital commitment letter with Omega, if necessary, would be detrimental to the timing of the transaction and both the Company and Parent. Mr. Land expressed his continued commitment to completing the transaction and his confidence that he would be able to finalize Parent’s financing and commence the tender offer on April 28, 2026.
On April 27, 2026, Company management, representatives of Mintz, Mr. Land and representatives of Goodwin met again via videoconference to discuss the status of the transaction. Mr. Land explained that Parent’s financing was not yet finalized and it would be unable to commence the tender offer on April 28, 2026. Mr. Land also expressed confidence in his ability to finalize Parent’s financing and commence the tender offer on April 30, 2026.
Also on April 27, 2026, the Board held a special meeting by videoconference, which was attended by Company management and representatives of Mintz. At this meeting Company management and representatives of Mintz provided the Board with an update on its earlier conversation with Mr. Land and representatives of Goodwin. The Board, Company management and representatives of Mintz also discussed the negative effect Parent’s delays had on the Company’s available cash runway and the limited ability of the Company to tolerate additional delays. Following discussion, the Board instructed Company management to continue to urge Mr. Land to commence the tender offer on April 30, 2026, which Company management did after the meeting.
On April 28, 2026, representatives of Mintz and representatives of Goodwin exchanged calls and emails regarding Parent’s ability to commence the tender offer by April 30, 2026.
On April 29, 2026, Mr. Land informed the Company that he was going to request additional time to commence the tender offer, in exchange for covering the Company’s operating expenses during such extension period. On April 30, 2026, Mr. Land provided an email summary of such proposal, which provided for, among other things, that the deadline to commence the tender offer would be extended to May 29, 2026, that payments at the end of each week to the Company to cover its operating expenses incurred during the preceding week and that Parent would issue a press release that it intends to commence the tender offer and remains committed to completing the transaction. Company management requested that Mr. Land provide a draft of the agreement and separately discussed the proposal with members of the Board.
On May 1, 2026, representatives of Goodwin sent representatives of Mintz a draft of the First Merger Agreement Amendment to document Parent’s proposal. The draft provided for, among other things, (i) the extension of the deadline to commence the tender offer until May 29, 2026, (ii) payments in the middle of each week during the extension period equal to the Company’s “operational cash spend” during such week, (iii) such payments being credited against any termination fee payable by Parent under the Merger Agreement and (iv) additional covenants in favor of Parent regarding the Company’s reduction of its operating expenses and compliance with certain disclosure obligations.
Later in the evening of May 1, 2026, Company management sent Mr. Land a revised draft of the First Merger Agreement Amendment, prepared by representatives of Mintz and Company management, which, among other things, (i) provided for non-refundable payments due at the beginning of each week during the extension period in fixed amounts, (ii) deleted the provision crediting such payments against any termination fee payable by Parent under the Merger Agreement and (iii) deleted the additional covenants in Parent’s favor.
On May 2, 2026, Company management and Mr. Land exchanged comments to the draft First Merger Agreement Amendment, primarily with respect to the schedule of payments thereunder.
On May 3, 2026, the Board approved the First Merger Agreement Amendment by unanimous written consent and the Company, Parent and Purchaser executed the First Merger Agreement Amendment. The Company also filed a Form 8-K with the SEC disclosing the terms of the First Merger Agreement Amendment. The First Merger Agreement Amendment obligated Parent to make the following payments to the Company: (i) $175,000 on May 5, 2026, (ii) $175,000 on May 7, 2026, (iii) $250,000 on May 12, 2026, (iv) $250,000 on May 19, 2026 and (v) $250,000 on May 26, 2026.
On May 5, 2026, the Parent wired the Company $95,000. Between May 5, 2026 and May 8, 2026, Company management communicated with Mr. Land regarding Parent’s failure to timely pay the entire May 5, 2026 payment and the May 7, 2026 payment. On May 8, 2026, Parent wired the Company $255,000, representing the May 7, 2026 payment and the remaining portion of the May 5, 2026 payment.
On May 12, 2026, Parent failed to make the May 12, 2026 payment. On May 13, 2026, Mr. Land informed Company management that Parent would make the May 12, 2026 payment on May 14, 2026. As of May 15, 2026, Parent had still not made the payment that was due on May 12, 2026.
On May 15, 2026, representatives of Mintz met with representatives of Goodwin via videoconference to discuss Parent’s failure to timely remit the payments due under the First Merger Agreement Amendment, the negative effect that had on the Company’s view of Parent’s credibility and the Company’s insistence that Parent pay the amounts owed and commence the tender offer before the May 29, 2026 deadline contemplated by the First Merger Agreement Amendment.
On May 18, 2026, Mr. Land emailed the chairman of the Board to communicate, among other things, (i) that Parent would make the payment under the First Merger Agreement Amendment that was due on May 12, 2026 on May 20, 2026, (ii) that Parent would make the payment under the First Merger Agreement Amendment due on May 19, 2026 on May 22, 2026, (iii) that, on May 22, 2026, Parent would provide the Company with confirmation of its financing and a clear timeline for the commencement of the tender offer.
On May 20, 2026, the Board held a special meeting by videoconference, which was attended by Company management and representatives of Mintz. At this meeting Company management and representatives of Mintz provided the Board with an update on the latest communications with Mr. Land and representatives of Goodwin. The Board, Company management and representatives of Mintz also discussed, among other things, (i) the negative effect Parent’s failure to timely make the payments due under the First Merger Agreement Amendment had on the Company’s available cash runway, including to further limit the Company’s ability to tolerate additional delays in the commencement of the tender offer, (ii) the Company’s other potential strategic alternatives and (iii) various contingency plans if Parent failed to fulfill the promises outlined in its May 18, 2026 email to the chairman of the Board, including the possibility of renegotiating the terms of the transaction if necessary to improve deal certainty.

On May 20, 2026, Parent wired the Company the $250,000 payment that was due on May 12, 2026.
On May 22, 2026, Parent wired the Company the $250,000 payment that was due on May 19, 2026.
On May 23, 2026, Mr. Land sent Company management a proposal to amend the Original Merger Agreement to decrease the amount of cash per share to be paid at the closing of the transaction from $5.00 per share to $4.00 per share and replace the Original CVR Agreement (the previously agreed form of which was attached to the Original Merger Agreement) with a copy revised to add an additional milestone payment of $1.00 per share payable in December of 2026 and increase the existing milestone payment from $1.00 per share to $2.00 per share. Mr. Land noted that doing so would allow Parent to commence the tender offer by May 29, 2026.
On May 23, 2026, Company management and representatives of Mintz discussed the proposal. Following discussion, Company management emailed Mr. Land to, among other things, note that the Board would review his proposal and to request that he instruct Parent’s counsel to send drafts of the proposed amendments of the Original Merger Agreement and Original CVR Agreement for review.
Between May 23, 2026 and May 26, 2026, Company management and Mr. Land discussed the proposal multiple times and interacted on its terms before reaching an understanding to amend the Original Merger Agreement to decrease the cash per share to be paid at the closing of the transaction from $5.00 per share to $4.00 per share and replace the Original CVR Agreement with an amended version revised to add an additional milestone payment of $1.25 per share payable in December of 2026 and increase the existing milestone payment from $1.00 per share to $1.75 per share. During the same period, in parallel, Company management separately reviewed the proposal and its iteration with the members of the Board, each of whom was supportive of accepting the proposal in order to improve deal certainty.
On May 27, 2026, representatives of Goodwin sent representatives of Mintz a draft of the Second Merger Agreement Amendment and a draft of the contingent value rights agreement (the “CVR Agreement”). The Second Merger Agreement Amendment provided for a decrease in the amount of cash per share to be paid at the closing of the transaction from $5.00 per share to $4.00 per share and replaced the Original CVR Agreement attached to the Original Merger Agreement with the CVR Agreement. The CVR Agreement revised the Original CVR Agreement attached to the Original Merger Agreement to, among other things, include a milestone payment of $1.25 per share to be paid upon completion of enrollment of the LSTA1-GBM-2A proof-of-concept study.
Later in the day on May 27, 2026, following discussion between representatives of Mintz and Company management, representatives of Mintz sent representatives of Goodwin revised drafts of the Second Merger Agreement Amendment and CVR Agreement. The revised Second Merger Agreement Amendment included an additional interim operating payment of $250,000 due one business day after the execution of the Second Merger Agreement Amendment. The revised CVR Agreement, among other things, broadened the trigger for the $1.25 per share milestone payment from the completion of enrollment for the LSTA1-GBM-2A proof-of-concept study to the earlier of (x) the completion of enrollment of the LSTA1-GBM-2A proof-of-concept study, (y) enrollment of 90% of the target number of subjects for the LSTA1-GBM-2A proof-of-concept study and (z) the termination of the LSTA1-GBM-2A proof-of-concept study for any reason.
In the evening of May 27, 2026, representatives of Goodwin sent representatives of Mintz revised drafts of the Second Merger Agreement Amendment and CVR Agreement. The revised Second Merger Agreement Amendment rejected the additional interim operating payment of $250,000 due one business day after the execution of the Second Merger Agreement Amendment. The revised CVR Agreement, among other things, narrowed the trigger for the $1.25 per share milestone payment to enrollment of 90% of the target number of subjects for the LSTA1-GBM-2A proof-of-concept study.
Later on May 27, 2026, representatives of Mintz sent representatives of Goodwin a revised draft of the CVR Agreement accepting the narrower trigger for the payment of the $1.25 per share milestone payment, but adding an obligation that Parent use its best efforts to achieve such milestone.
On May 28, 2026, Company management, representatives of Mintz, Mr. Land and representatives of Goodwin met via videoconference to discuss the revised draft of the CVR Agreement. Company management and Mr. Land agreed to revise the draft CVR Agreement to remove the best efforts standard and revise the trigger for the $1.25 per share milestone payment from the completion of enrollment for the LSTA1-GBM-2A proof-of-concept study to the earlier of (x) the completion of enrollment of the LSTA1-GBM-2A proof-of-concept study, (y) enrollment of 90% of the target number of subjects for the LSTA1-GBM-2A proof-of-concept study and (z) the termination of the LSTA1-GBM-2A proof-of-concept study by its sponsor for any reason. Representatives of Mintz circulated a revision of the CVR Agreement to that effect following the meeting.
On May 29, 2026, the Board held a special meeting by video conference, which was also attended by Company management and representatives of Mintz and Wainright. At this meeting the Board, Company management, and representatives of Mintz and representatives of Wainright discussed the key terms of the draft Second Merger Agreement Amendment and the CVR Agreement. Representatives of Mintz reviewed with the Board the fiduciary duties of the directors in connection with the consideration of the Second Merger Agreement Amendment and the CVR Agreement. At the request of the Board, representatives of Wainright reviewed Wainright’s financial analysis of the Company and the Offer Price contemplated by the Merger Agreement, as proposed by Parent. At the conclusion of its analysis, a representative of Wainright rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated May 29, 2026, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price contemplated by the Merger Agreement was fair, from a financial point of view, to the holders of the Shares (other than the Excluded Shares). For a detailed discussion of Wainright’s opinion, please see below under the caption “Opinion of H.C. Wainwright & Co., LLC.”
Following discussion and review of the presentations made, matters considered and discussion of the benefits and risks of the proposed transaction, the Board unanimously (i) determined that the Merger Agreement and the contemplated transactions, including the Offer and the Merger contemplated by the Merger Agreement, were advisable and fair to, and in the best interests of, the Company and the holders of Common Shares, (ii) adopted the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the contemplated transactions, including the Offer and the Merger, and (iii) resolved to recommend that the holders of Common Shares accept the Offer and tender their Common Shares pursuant to the Offer. See the section captioned “Item 4. The Solicitation or Recommendation — Recommendation of the Board; Reasons for the Recommendation” for further information on the Board’s recommendation and reasons for the recommendation.
As reported in the Company’s Form 8-K filed with the SEC on the morning of June 1, 2026, on the evening of May 31, 2026, Parent informed the Company that Parent would not be commencing the Offer on June 1, 2026, as it previously disclosed and as agreed upon in the Second Merger Agreement Amendment. Parent advised the Company that it was negotiating with its potential financing sources and was evaluating the timing of commencement of the Offer.
On June 1, 2026, the Board held a special meeting by videoconference, which was attended by Company management and representatives of Mintz. The Board, Company management and representatives of Mintz discussed, among other things, (i) the failure of Parent to commence the Offer on June 1, 2026, (ii) the rights and remedies available to the Company under the Second Merger Agreement Amendment, (iii) the Company’s available cash runway, (iv) the Company’s other potential strategic alternatives and (v) whether to terminate the Merger Agreement or negotiate with Parent an extension to the deadline to commence the Offer. Following discussion, the Board directed Company management to request a clear timeline by which Parent believed it would commence the Offer and to begin negotiating an extension to the deadline to commence the Offer.
Between June 1, 2026 and June 5, 2026, Mr. Land and Dr. Mazzo had several discussions regarding the timeline by which Parent believed it would commence the Offer. Mr. Land informed Dr. Mazzo that Parent was seeking a new law firm to replace Goodwin in representing Parent in connection with the transaction and that he believed Parent could commence the Offer on or about June 9, 2026. On June 5, 2026, Parent informed the Company that Parent engaged Reed Smith LLP (“Reed Smith”) to represent Parent in connection with the transaction.
On June 6, 2026, representatives of Mintz and representatives of Reed Smith met via teleconference to discuss the transaction status, timeline and documentation required to extend the deadline to commence the Offer. On June 6, 2026, representatives of Reed Smith sent representatives of Mintz a draft of the Third Merger Agreement Amendment. The draft Third Merger Agreement Amendment provided for, among other things, (i) a covenant not to assert or pursue any claim against Parent or Purchaser or their Affiliates arising from or related to the Merger Agreement, (ii) an extension of the deadline to commence the Offer from June 1, 2026 to June 10, 2026, (iii) a waiver of any claims to the extent arising from or relating to Purchaser’s failure to commence the Offer by June 1,

2026, conditioned upon the commencement of the Offer, (iv) an extension of the Outside Date from July 6, 2026 to July 17, 2026, (v) an extension of the deadline to pay the Company the $250,000 interim operating payment that was due under the First Merger Agreement Amendment on May 26, 2026, from May 26, 2026 to June 26, 2026, and (vi) the replacement of the representation in the Original Merger Agreement regarding Parent’s financial ability with certain representations and covenants regarding its anticipated sources of financing, including agreeing to use its commercially reasonable efforts to arrange and obtain alternative financing from alternative sources on terms no less favorable to Parent than its anticipated sources of financing if its anticipated sources of financing become unavailable.
On June 7, 2026, representatives of Mintz sent representatives of Reed Smith a revised draft of the Third Merger Agreement Amendment. The revised draft Third Merger Agreement Amendment, among other things, (i) limited the covenant not to assert or pursue any claim against Parent or Purchaser or their Affiliates arising from or related to the Merger Agreement to the period from the date of the Third Merger Agreement Amendment until June 10, 2026, (ii) revised the extension of the deadline to pay the Company the $250,000 interim operating payment, (iii) in lieu of replacing the representation in the Original Merger Agreement regarding Parent’s financial ability, removed the Company’s ability to terminate the Merger Agreement for breaches of such representation or the covenant in the Original Merger Agreement regarding Parent’s financing efforts, and (iv) revised the new representations and covenants regarding Parent’s anticipated sources of financing to require the use of best efforts to arrange and obtain alternative financing from alternative sources. The revised Third Merger Agreement Amendment also added sections providing, in the alternative, for either (x) a revised termination fee payable by Parent to the Company in the amount of $4,000,000 if the Company terminated the Merger Agreement as a result of either certain breaches of the Merger Agreement by Parent or the failure of the Closing to occur on or prior to the Outside Date, with an accompanying limited guaranty of payment of the termination fee from Mr. Land or (y) an up-front extension fee of $1,500,000 payable upon execution of the Third Merger Agreement Amendment.
On June 7, 2026, Dr. Mazzo and Mr. Land discussed the Company’s proposed revisions to the Third Merger Agreement Amendment. Dr. Mazzo requested that Mr. Land consider with Parent’s counsel a “best and final” counterproposal for the Board to consider at its meeting on June 8, 2026.
On June 8, 2026, Dr. Mazzo, representatives of Mintz, Mr. Land and representatives of Reed Smith met via videoconference to discuss the Third Merger Agreement Amendment. Dr. Mazzo and Mr. Land agreed to revise the extension of the deadline to pay the Company the $250,000 interim operating payment. In lieu of Company’s proposed revisions to the termination fee and accompanying limited guaranty and up-front extension fee, Mr. Land and representatives of Reed Smith proposed, among other things, an extension fee of $1,500,000 payable at Parent’s option to extend the outside date from July 17, 2026 to August 17, 2026. Representatives of Mintz and representatives of Reed Smith exchanged revised drafts of the Third Merger Agreement Amendment to reflect the foregoing, which Parent requested Company management present to the Board as Parent’s “best and final” counterproposal.
On June 8, 2026, the Board held a special meeting by videoconference, which was attended by Company management and representatives of Mintz. The Board, Company management and representatives of Mintz discussed, among other things, (i) the course of negotiation and proposed terms of the draft Third Merger Agreement Amendment, (ii) the Company’s available cash runway, (iii) the Company’s other potential strategic alternatives and (iii) whether to terminate the Merger Agreement or approve the Third Merger Agreement Amendment. Following discussion, the Board authorized and approved the Third Merger Agreement Amendment.
The Company, Parent and Purchaser entered into the Third Merger Agreement Amendment on June 8, 2026 and the Company filed a Form 8-K with the SEC disclosing the terms of the Third Merger Agreement Amendment on June 9, 2026.
On June 10, 2026, Purchaser commenced the Offer.
Reasons for the Recommendation of the Board
In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Board consulted with the Company’s senior management and its legal and financial advisors. In the course of reaching its determination that the terms of the Merger Agreement and the Transactions, including the Offer and the Merger are advisable and in the best interests of the Company and its stockholders and to recommend that holders of Shares accept the Offer and tender their Shares in the Offer, the Board reviewed, evaluated, and considered a significant amount of information and numerous factors and benefits of the Offer and, the Merger, each of which the Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Board recommends that the Company’s stockholders tender their Common Shares in response to the Offer:
Reasons in favor of the proposed transactions:
•
Attractive Price Relative to Alternatives. The Board determined that the Offer Price is more favorable to the Company’s stockholders than the value expected to result from other alternatives currently available to the Company in light of the Company’s challenged financial position, with this assessment informed by the Board’s familiarity with the Company’s business, operations, prospects, assets, and liabilities, including substantial doubt regarding the Company’s ability to continue as a going concern;

•
Premium to Market Price Prior to Announcement. The Board considered the market price of the Common Shares immediately prior to the announcement of the Binding Term Sheet and the historical market prices of the Common Shares, including the market performance of the Shares relative to those of other participants in the Company’s industry and general market indices, and the fact that the Offer Price of the Closing Amount ($4.00), plus one (1) CVR per Common Share representing the right to receive cash payments of up to $3.00 contingent upon to the extent that the Milestones set forth in the CVR Agreement are achieved within the time period described therein, represents a substantial and compelling premium to the historical market prices of the Shares, including that the Closing Amount represents an approximately 85% premium to the closing share price of $2.16 on January 20, 2026, the last trading day before the Board’s approval of the Binding Term Sheet, and an approximately 116% premium over the Company’s volume-weighted average share price over the last 30 trading days as of the same date;

•
Certainty of Value of the Closing Amount. The Board considered the fact that the Closing Amount to be paid to the Company’s stockholders at the consummation of the Transactions is all cash, which will provide certain and immediate value and liquidity to the Company’s stockholders for their Common Shares. The Board believed this liquidity and certainty of value to be compelling, especially when viewed against the internal and external risks and uncertainties associated with certain macroeconomic conditions and the potential impact of such risks and uncertainties on a standalone strategy and trading price of the Common Shares;

•
CVR Consideration; Opportunity to Realize Additional Value. The Board considered the fact that, in addition to the Closing Amount, the Company’s stockholders will receive one (1) CVR for each Common Share held, which provides the Company’s stockholders an opportunity to realize additional value of up to an additional $3.00 per Common Share in cash, to the extent that the Milestones set forth in the CVR Agreement are achieved within the time period described therein. The Board also took into consideration its belief that the Milestones are reasonably achievable, taking into account the obligations of Parent to use “Commercially Reasonable Efforts” to achieve the Milestones, as set forth in the CVR Agreement;

•
Fair Value. The Board believes that the Offer Price represents fair value for the Common Shares, taking into account the Board’s familiarity with the Company’s business strategy, assets, liabilities, prospects, and financing requirements, and the relative certainty of the Offer Price if the Transactions close, as compared to the uncertainty of its business prospects, which require that the Company raise substantial additional capital;

•
Other Strategic Alternatives. The Board considered the fact that representatives of the Company negotiated with several potential counterparties during the past two (2) years, none of whom presented higher offers, and the belief of the Board, after a thorough review of possible alternative strategic alternatives reasonably available to the Company (including continuing to operate on a standalone basis), in each case, taking into account the potential benefits, risks, and uncertainties associated with those alternatives, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value;

•	Costs and Risks Associated with Drug Development. The costs and risks associated with continuing the development of certepetide;
•
Capital Needs. The Company’s need for additional capital and the Company’s inability to raise the funds necessary to finance its business plan to develop certepetide on acceptable terms or at all and any such proposed financing would be extremely dilutive to existing stockholders;

•
Risk of Clinical Trial Failure. That clinical trials can take years to complete, and the outcomes are uncertain, along with the risks inherent in the development and eventual commercialization of the Company’s product candidates and the risks related to market acceptance of product candidates, if approved, and other factors affecting the revenues and profitability of biopharmaceutical product candidates generally;

•
Risks Associated with Regulatory Processes. The risks inherent in obtaining regulatory approvals from regulatory authorities to be able to sell the Company’s products, if any, which can take years to complete and the receipt of which are not guaranteed; that domestic and foreign regulators have their own procedures for approval of product candidates, that if a product is approved, regulators may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval;

•
Potentially Limited Period of Opportunity. The timing of the Transactions and the risk that, if the Company did not sign the Merger Agreement, the Company may not have a more favorable opportunity prior to ceasing operations;

•
Best Offer. The Board’s belief that (i) as a result of an active negotiating process, the Company had obtained Parent’s best offer, (ii) Parent may have exited negotiations with the Company had the parties not signed the Merger Agreement, and (iii) the Offer Price represented the highest price obtainable by the Company at the time the Merger Agreement was executed;

•
Likelihood of Closing. The belief of the Board that the likelihood of completing the Offer and the Merger is sufficiently high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger, and (ii) the exceptions contained within the “Company Material Adverse Effect” definition, which generally defines the standard for closing risk;

•
No Financing Condition. The fact that the Transactions are not subject to a financing condition, albeit subject to the risks and uncertainties described under the heading “Limited Financial Ability of Purchaser and Parent” below;

•
Opinion of Wainwright Fairness Opinion. The oral opinion of Wainright rendered to the Board on May 29, 2026, which was subsequently confirmed by delivery of a written opinion dated May 29, 2026, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Wainright in preparing its opinion, the Offer Price was fair, from a financial point of view, to the holders of the Common Shares (other than Excluded Shares);

•
Opportunity to Accept a Superior Proposal. The fact that, in certain circumstances, the terms of the Merger Agreement permit the Company to respond to unsolicited proposals, and that the provisions of the Merger Agreement permit the Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee equal to $2,000,000, which amount the directors believe to be reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals; and

•
Appraisal Rights. That stockholders who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the Transactions:
•
Opportunity Costs. The fact that the Company will no longer exist as an independent public company and the Company’s stockholders will forego any future increase in its value as an independent public company that might result from its possible growth;

•
Potential Negative Impact on the Company’s Business. The possible negative effect of the Offer and the Merger and public announcement of the Offer and the Merger on the Company’s financial performance, operating results and stock price and the Company’s relationships with customers, suppliers, other business partners, management and employees;

•
Prohibition Against Solicitations. The fact that the Merger Agreement precludes the Company from actively soliciting competing acquisition proposals and obligates the Company to pay Parent a termination fee equal to $2,000,000 under specified circumstances, which could discourage the making of a competing acquisition proposal or adversely impact the price offered in such a proposal;

•
Business Operation Restrictions. The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business, including by delaying or preventing the Company from raising financing or pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;

•
Course of Dealings with Purchaser and Parent. Due to Parent and Purchaser’s (i) multiple failures in timely commencing the tender offer as required under the Original Merger Agreement, the First Merger Agreement Amendment and the Second Merger Agreement Amendment, (ii) Parent’s multiple failures to timely make the payments due to the Company under the First Merger Agreement Amendment and (iii) multiple communications by Mr. Land to Company management that it would need more time to complete the financing necessary to commence the tender offer, the Board had concerns about the willingness and ability of Parent and Purchaser to perform their obligations, including timely commencing the tender offer, if at all.

•
Limited Financial Ability of Purchaser and Parent. As of the commencement of the Offer, Parent and Purchaser do not have committed financing to fund the Offer Price. Parent and Purchaser have disclosed that they intend to fund the Offer Price through a combination of debt and/or equity financings, borrowings under credit facilities that Parent will seek to obtain from lenders and/or private issuance of securities, none of which has been committed. If Parent obtains commitment letters for such financing, Parent would be obligated to file such commitments with the Securities and Exchange Commission and make them available in the manner described in the Offer to Purchase. There can be no assurance that such financing will be obtained. Notwithstanding the fact that the Transactions are not subject to a financing condition and that Parent and Purchaser have made representations and agreed to covenants regarding their anticipated sources of financing and use of best efforts to arrange and obtain alternative financing from alternative sources if Parent’s anticipated sources of financing become unavailable Parent and Purchaser may ultimately be unsuccessful in their efforts to arrange and obtain financing and may be unable to consummate the Transactions. In such case, the Company may be unable to obtain appropriate remedies, if any, even to the extent legally available, as a result of the Company’s limited ability to fund related litigation and Parent’s or Purchaser’s limited ability to satisfy with its existing assets any judgement the Company did obtain, among other risks and uncertainties.

•
Risk of Business Disruption During the Pendency of the Deal. The risks that the announcement and pendency of the Merger or the failure to complete the Merger may cause harm to relationships with the Company’s employees or partners (or be a factor in the consideration of employees or partners to maintain their relationships with the Company) and has and may continue to divert management and employee attention away from the day-to-day operation of the Company’s business;

•	Risk of Litigation. The risk of litigation relating to or arising from the Transactions;
•
Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Offer and the Merger not be completed; and

•
Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally.

The foregoing discussion of the Board’s reasons for its recommendation that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer is not meant to be exhaustive, but addresses the material information and reasons considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Offer and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the Company’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Board considered the interests of the Company’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.
The foregoing discussion and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors described below in the section entitled “Item 8. Additional Information-Cautionary Note Regarding Forward-Looking Statements”.
Intent to Tender
To the knowledge of the Company, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Opinion of H.C. Wainwright & Co., LLC
On May 29, 2026, at a meeting of the Board, Wainwright, the Company’s advisor for purposes of rendering a fairness opinion in connection with the Offer and the Merger, rendered its oral opinion to the Board, subsequently confirmed by delivery of a written opinion, dated May 29, 2026, to the Board, that the Offer Price was fair, from a financial point of view, to the common stockholders of the Company as of the date of such opinion and based on the various assumptions, qualifications and limitations set forth therein.
The full text of Wainwright’s written opinion, dated May 29, 2026 (the “Opinion”), which describes the assumptions made, procedures followed, other matters considered and limits of the review by Wainwright, is attached to this Schedule 14D-9 as Annex I and is incorporated into this Schedule 14D-9 by reference. The Company encourages its stockholders to read the Opinion in its entirety. The summary of the Opinion set forth herein is qualified by reference to the full text of the Opinion. The Opinion is not a recommendation to the Board or to any stockholder to take any action in connection with the Offer or otherwise.
The following is a summary of the material financial analyses performed by Wainwright in connection with the preparation of its fairness opinion, which opinion was rendered orally to the Board (and subsequently confirmed in writing by delivery of Wainwright’s written opinion dated the same date) on May 29, 2026. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description and this summary does not purport to be a complete description of the analyses performed by Wainwright or the delivery of Wainwright’s opinion to the Board. This summary includes information presented in tabular format. In order to fully understand the financial analyses presented by Wainwright, the tables must be read together with the text of each analysis summary and considered as a whole. The tables alone do not constitute a complete summary of the financial analyses. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Wainwright’s opinion.
In furnishing its opinion, Wainwright did not attempt to combine the analyses described herein into one composite valuation range, nor did Wainwright assign any quantitative weight to any of the analyses or the other factors considered. Furthermore, in arriving at its opinion, Wainwright did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor in light of one another, although Wainwright did state its belief that its Premiums Paid analysis should be given greater weight in evaluating the Offer and the Merger because (i) several of the public comparable companies have experienced recent setbacks and (ii) there is a wide range of consideration paid to clinical stage life science companies that are focused on oncology drug development. Wainwright has stated that it believes that its analyses must be considered as a whole and that considering any portion of its analyses, without considering all the analyses taken together, could create a misleading or incomplete view of the process underlying its opinion or the conclusions to be drawn therefrom.

The results of the application by Wainwright of each of the valuation methodologies utilized in connection with its fairness opinion are summarized below.
Analysis of Precedent Transactions:
Wainwright reviewed precedent transactions for Oncology Microcap Companies.

Wainwright reviewed the premiums paid for the transactions described above over the closing price of the Company’s Common Shares on the trading day prior to public announcement of the Term Sheet (the “Unaffected Price”). This review indicates the following:

Premiums Paid	25%	Mean	Median	75%
	0.4%	50.0%	11.4%	103.4%

Wainwright then selected a representative range of implied premiums of 0.4% to 103.4% and applied such range to the closing price of the Common Shares of $2.16 on January 20, 2026, the last trading day prior to public announcement of the Term Sheet, resulting in Wainwright’s calculation of a range of estimated implied values of $19 million to $39 million versus the proposed price of $40 million. The proposed price of $4.00 per share, or $40 million market cap, represents a Premium Paid of 110% to the unaffected market cap of $19 million. Wainwright performed an additional precedent transactions analysis, which is designed to imply the value of a company based on publicly available financial terms of selected transactions that share some characteristics with the Offer and the Merger. In connection with its analysis,
Wainwright compared publicly available statistics for selected biopharmaceutical sector transactions announced between March 2023 and February 2025 for companies with Enterprise values ranging between minus $2.3 million and $16.6 million. The following is a list of the transactions reviewed:

Premiums Paid: Public Microcap Companies – Enterprise Values Between ($2.3 million) and $16.6 million

Announcement Date	Closing Date	Surviving Company	Public Company	Unaffected Market Cap	Unaffected Enterprise Value	NewCo Cash at Close	Stock Price Performance: 1-Day Post Announcement	Stock Price Performance: 7-Day Post Announcement	Stock Price Performance: 30-Day Post Announcement	Adjusted Market Cap: 1-Day Post Announcement	Adjusted Market Cap: 7-Day Post Announcement	Adjusted Market Cap: 30-Day Post Announcement
01/13/2025	11/13/2025	Decoy Therapeutics, Inc.	Salarius Pharmaceuticals, Inc	$5.8	$1.0	$10.5	134.5%	58.5%	18.2%	$13.6	$9.2	$6.9
07/09/2024	08/13/2025	Vyome Therapeutics, Inc.	ReShape Lifesciences	$16.1	$10.4	n/a	6.5%	14.1%	(11.7%)	$17.1	$18.4	$14.2
10/23/2023	10/14/2024	NAYA Biosciences Inc.	INVO Bioscience, Inc.	$1.9	$5.8	n/a	292.6%	131.5%	235.2%	$7.6	$4.5	$6.5
04/02/2024	04/02/2024	Traws Pharma, Inc.	Onconova Therapeutics, Inc	$16.1	$9.7	$28.0	(0.5%)	(20.5%)	(34.0%)	$16.1	$12.8	$10.7
11/16/2023	03/25/2024	Q32 Bio Inc.	Homology Medicines, Inc.	$44.3	$12.3	$130.0	(35.0%)	(35.4%)	(37.7%)	$28.8	$28.6	$27.6
07/18/2023	12/19/2023	Neurogene Inc.	Neoleukin Therapeutics, Inc.	$271.8	$16.6	$200.0	(20.1%)	(25.6%)	(24.4%)	$217.2	$202.2	$205.4
12/18/2023	12/18/2023	Onconetix, Inc.	Blue Water Biotech, Inc.	$2.5	$1.9	$8.7	0.5%	(11.8%)	(24.3%)	$2.5	$2.2	$1.9
02/23/2023	10/16/2023	Notable Labs, Inc.	VBL Therapeutics	$0.0	($2.3)	$24.9	29.7%	33.2%	20.6%	$0.0	$0.0	$0.0
12/13/2022	04/21/2023	GRI Bio, Inc.	Vallon Pharmaceuticals, Inc.	$3.1	($0.9)	$25.0	104.7%	29.4%	15.3%	$6.3	$4.0	$3.6
09/21/2022	03/07/2023	Carisma Therapeutics Inc.	Sesen Bio, Inc.	$2.0	($0.0)	$140.0	(32.7%)	(41.8%)	(26.0%)	$1.3	$1.2	$1.5
25th Percentile				**$2.0**	**($0.2)**	**$14.1**	**(23.3%)**	**(28.1%)**	**(28.0%)**	**$2.2**	**$2.0**	**$1.8**
Mean				**$36.4**	**$5.5**	**$70.9**	**48.0%**	**13.1%**	**13.1%**	**$31.1**	**$28.3**	**$27.8**
Median				**$4.5**	**$3.8**	**$26.5**	**3.5%**	**1.2%**	**(18.0%)**	**$10.6**	**$6.8**	**$6.7**
75th Percentile				**$23.2**	**$10.9**	**$137.5**	**112.1%**	**39.5%**	**18.8%**	**$20.0**	**$20.9**	**$17.5**

Premiums Paid	25%	Mean	Median	75%
	(23.3%)	48.0%	3.5%	112.1%

The implied value range between $2.2 million and $20.0 million is compared to the proposed price of $40 million. The premiums paid range of (23.3%) to 112.1% compares to the proposed premium of 110%.
No company or transaction utilized in the precedent transactions analysis is identical to the Company or the Offer and the Merger. In evaluating the precedent transactions, Wainwright made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. Mathematical analysis (such as determining the mean and median) is not in itself a meaningful method of using precedent transaction data.
Analysis of Comparable Companies: Wainwright also evaluated the implied enterprise valuation of the Company using a comparable company analysis. The comparable company analysis uses data based on current enterprise values of public companies that Wainwright viewed as comparable to the Company to develop a measure of current value for the Company. Wainwright reviewed the total enterprise values of selected publicly traded, clinical-stage life science development companies focused on oncology indications that Wainwright viewed as operating in an area of focus similar to the Company. The selected comparable public companies shown in the table below had an enterprise valuation range of between ($99 million) and $244 million.

Public Comparable Phase 1 and 2 Companies – Enterprise Values less than $500 million

Company	Primary Therapeutic Area	Lead Oncology Asset(s)	Indication(s)	Phase of Development	% of 52-Wk High	1 Yr % ▲	Valuation		
							Market Cap	Cash	EV
ALX Oncology Holdings, Inc.	Oncology	Evorpacept	HER2-Positive Breast Cancer Gastric and Gastroesophageal Junction Cancer	Phase II	80.1%	62.6%	$279	$48	$231
Elicio Therapeutics, Inc.	Oncology	ELI-002	Pancreatic Ductal Adenocarcinoma (PDAC)	Phase II	79.2%	48.3%	$207	$21	$187
Nuvectis Pharma, Inc.	Oncology	NXP800	ARID1A-Mutated Ovarian Cancer	Phase Ib	78.5%	47.0%	$239	$32	$208
Foghorn Therapeutics, Inc.	Oncology	FHD-909	SMARCA4 mutant cancers	Phase I	81.2%	25.3%	$330	$182	$156
Context Therapeutics Inc.	Oncology	CTIM-76	Ovarian Cancer and Other Advanced Solid Tumors	Phase I	100.4%	244.2%	$263	$77	$186
Oncolytics Biotech, Inc.	Oncology	Pelareorep	Pancreatic Ductal Adenocarcinoma (PDAC)	Phase II	69.5%	42.9%	$113	$9	$104
Cardiff Oncology, Inc.	Oncology	Onvansertib	Metastatic colorectal cancer (mCRC) Metastatic Pancreatic Ductal Adenocarcinoma (mPDAC)	Phase II	41.1%	(51.8%)	$128	$58	$70
Adagene, Inc.	Oncology	ADG126	Advanced/Metastatic Solid Tumors	Phase II	85.6%	43.8%	$142	$85	$75
Plus Therapeutics, Inc.	Oncology	REYOBIQ - Rhenium (186Re)	Recurrent Glioblastoma	Phase II	12.9%	(79.4%)	$53	$17	$36
Medicenna Therapeutics Corp.	Oncology	MDNA55	Recurrent Glioblastoma	Phase II	43.3%	(12.3%)	$42	$8	$34
Atara Biotherapeutics, Inc.	Hemo-Oncology	ATA3219	Non-Hodgkin lymphoma (NHL)	Phase I	26.1%	(26.5%)	$36	$14	$34
Lixte Biotechnology Holdings, Inc.	Oncology	LB-100	Ovarian Clear Cell Cancer	Phase II	42.7%	120.7%	$21	$5	$16
Senti Biosciences, Inc.	Hemo-Oncology	SENTI-202	AML, MDS and other blood cancers	Phase I	18.4%	(72.8%)	$25	$12	$18
Pyxis Oncology, Inc.	Oncology	MICVO	Head and Neck Squamous Cell Carcinoma	Phase I	24.3%	14.4%	$84	$78	$8
NextCure, Inc.	Oncology	LNCB74 SIM0505	Breast, Ovarian, Endometrial Cancer Ovarian, Lung, Renal Cancer	Phase I	81.1%	49.2%	$45	$29	$16
Evaxion Biotech A/S	Oncology	EVX-01	Advanced Melanoma	Phase II	28.0%	81.8%	$21	$6	$16
Curis, Inc.	Hemo-Oncology	Emavusertib	IRAK4-driven Leukemia (AML/MDS)	Phase I/II	32.1%	(65.7%)	$14	$9	$13
Genenta Science SpA	Oncology	Temferon	Glioblastoma multiforme (GBM)	Phase I	9.1%	(76.1%)	$21	$13	$8
GT Biopharma, Inc.	Hemo-Oncology	GTB-3650	Leukemia - AML, MDS	Phase I	12.2%	(80.2%)	$15	$7	$8
CytoMed Therapeutics Ltd.	Oncology	CTM-N2D	R/R Solid Tumors	Phase I	28.3%	(62.6%)	$12	$4	$9

Enterprise Value	25%	Mean	Median	75%
($ in millions)	($4)	$39	$13	$78

The implied Enterprise value of the Phase 1 and Phase 2 Public Comparable biotech companies ranged between ($4 million) and $78 million versus the implied Enterprise Value of the proposed transaction of $17 million.
Based upon and subject to the assumptions, factors, qualifications and limitations set forth in the written opinion described herein and the results of the application by Wainwright of each of the valuation methodologies utilized in connection with its fairness opinion as Enterprise Value 25% Mean Median 75% ($ in millions) ($4) $39 $13 $78 summarized above, taken as a whole, Wainwright concluded that the Offer Price was fair, from a financial point of view, to the holders of Common Shares of the Company.

General
Wainwright is a nationally recognized investment banking firm that provides financial advisory services and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company retained Wainwright to render an opinion to the Board as to the fairness, from a financial point of view, to the Company of the Offer Price pursuant to the Merger Agreement based upon the foregoing qualifications, experience and expertise.
The Company paid Wainwright a cash fee of $250,000 for rendering its fairness opinion delivered in connection with the Offer and the Merger. The opinion fee was not contingent in whole or in part on the success of the Offer and the Merger, or on the results of Wainwright’s evaluation and analysis or upon the conclusions reached in Wainwright’s opinion. In addition, the Company agreed to reimburse Wainwright for its reasonable, documented, out-of-pocket expenses, including reasonable documented fees and disbursements of its counsel. The Company has also agreed to indemnify Wainwright against certain liabilities and other items that may arise out of the Company’s engagement of Wainwright. The Board did not limit Wainwright in any way in the investigations it made or the procedures it followed in rendering its opinion.
In addition, Wainwright had entered into a Strategic Advisory Agreement with the Company pursuant to which Wainwright received a retainer fee of $250,000 at the execution of the Strategic Advisory Agreement and has the right to receive $100,000 at the closing of the Transactions.
In addition, the Company had paid $250,000 for delivering a Fairness Opinion dated March 6, 2026 on the prior proposed terms of the Transaction.
In addition, Wainwright has received $37,589 in cash fees for sales made under the Company’s ATM facility, of which $27,146 were paid in 2025, $581 were paid in 2024, and $9,862 were paid in 2023. Wainwright has not received compensation from Parent, the Purchaser or their respective affiliates or provided to any such person, any investment banking or financial advisory services within the two (2) year period preceding the date hereof.
In the ordinary course of business, Wainwright and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Parent and the Company, and, accordingly, may at any time hold a long or a short position in such securities. Wainwright may provide financial advisory and investment banking services to the Company or its affiliates for which Wainwright would expect to receive compensation. Wainwright does not have any engagements with the Company other than the Strategic Advisory Agreement and ATM facility referenced above. Wainwright does not have any engagements with Kuva.
Consistent with applicable legal and regulatory requirements, Wainwright has adopted policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Wainwright’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Parent, the Company and/or the Offer and the Merger that differ from the views of its investment banking personnel.
Certain Company Forecasted Financial Information
The Company does not, as a matter of course, make public projections as to future results due to the inherent unpredictability of the underlying assumptions and such projections themselves. However, in connection with the Board’s review of potential strategic alternatives (including the Merger), the Company’s management prepared a 2026 cash flow (expenses) forecast, reflecting the best then-available estimates and judgments of the Company’s management on a non-risk adjusted basis (the “Company Projections”). The Company Projections were reviewed by Wainwright but were not used or relied upon in any of the financial analyses performed by Wainwright in connection with its fairness opinion. Similarly, the Company Projections were reviewed by the Board in connection with Wainwright’s presentation to the Board, but were not used or relied upon in any of the Board’s analysis of Wainwright’s Opinion or assessment of Kuva’s offers.
The Company Projections reflect estimates and assumptions made by the Company’s management with respect to the Company’s operating expenses; working capital needs; general business, economic, competitive, regulatory and other market and financial conditions; and other future events, all of which are difficult to predict and many of which are beyond the Company’s control. In particular, the Company Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain.

The Company Projections were developed solely using information available to the Company’s management at the time that they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Company Projections not being achieved include, among others, the risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025. Modeling and forecasting the future in the life sciences industry, in particular, is a highly speculative endeavor.
None of the Company, Parent, Purchaser or any of their respective affiliates, advisors or other representatives (including Wainwright) make any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the Company Projections or the ultimate performance of the Company relative to the Company Projections. The Company Projections were not prepared with a view toward public disclosure or toward complying with U.S. GAAP (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Company Projections or expressed any opinion or any form of assurance related thereto. The inclusion of the Company Projections in this Schedule 14D- 9 does not constitute an admission or representation of the Company, Parent, Purchaser or any of their respective affiliates, advisors or other representatives (including Wainwright) that the Company Projections or the information contained therein is material. The Company Projections were prepared prior to the execution of the Merger Agreement and do not account for any events, transactions or circumstances after the date that they were prepared, and the announcement of the Offer and the Merger. Except as required by applicable law, neither the Company nor any of its affiliates, advisors or other representatives (including Wainwright) intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Company Projections if it changed or changes or otherwise, is or becomes inappropriate (even in the short term).
The Company Projections should be evaluated in conjunction with the historical financial statements and other information regarding the Company disclosed in the Company’s public filings with the SEC. The Company Projections were developed by the Company’s management on a standalone basis without giving effect to the Transactions, the Offer or the Merger, and therefore the Company Projections do not give effect to the Transactions or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Transactions, including, among others, any costs incurred in connection with the Transactions. Furthermore, the Company Projections do not take into account the effect of any failure of the proposed Transactions, and the failure of the Offer or the Merger to be completed and should not be viewed as accurate or continuing in that context.
The Company Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Company Projections should not be regarded as an indication that the Company, Parent, Purchaser or any of their respective affiliates, advisors or other representatives (including Wainwright), or anyone who received the Company Projections then considered, or now considers, the Company Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. The Company’s management views the Company Projections as being subject to inherent risks and uncertainties associated with such projections. The Company Projections may differ from published analyst estimates and forecasts.
EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW, THE COMPANY DOES NOT INTEND, AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY, TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE COMPANY PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN THE COMPANY PREPARED THE PROJECTIONS OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS OR CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS, EVEN IN THE EVENT THAT ANY OF THE ASSUMPTIONS UNDERLYING THE COMPANY PROJECTIONS ARE SHOWN NOT TO BE APPROPRIATE.
In light of the foregoing factors and uncertainties inherent in the Company Projections, the Company’s stockholders are cautioned not to place undue, if any, reliance on the Company Projections set forth below. The information and table set forth below are included solely to give the Company’s stockholders access to the Company Projections that were made available to the Board and Wainwright and are not included in this Schedule 14D-9 in order to influence any Company stockholder to make any investment decision with respect to the Offer or as to whether or not such holder should tender his, her, or its Shares in connection with the Offer or otherwise how to act with respect to the Offer or any other matter.

Certain of the measures included in the Company Projections are non-GAAP financial measures, including Net Loss Before Taxes, Net Cash Used by Operating Activities, and Net Cash Used by Financing Activities. Such non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures, because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The Company’s management included such measures in the Company Projections because Company management viewed such measures as useful in evaluating, on a prospective basis, the potential operating expenses and cash flow of the Company. The SEC rules, which otherwise would require a reconciliation of a non- GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the Offer or the Merger if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Board in connection with its evaluation of potential strategic alternatives, including the Offer or Merger, or provided to or relied on by Wainwright in connection with its financial analyses and the opinion that Wainwright rendered in connection with the Offer and the Merger. Accordingly, the Company has not provided a reconciliation of the financial measures included in the Company Projections to the relevant GAAP financial measures.
Non-GAAP financial measures should not be considered in isolation from, or as a substitute for or superior measure to, financial information presented in compliance with GAAP. The Company’s stockholders should also note that these non-GAAP financial measures presented in this Schedule 14D-9 have no standardized meaning prescribed by GAAP, and therefore have limits in their usefulness. Because of the non-standardized definitions, the non-GAAP financial measures as used by the Company in this Schedule 14D-9 and the accompanying line items may be calculated differently from, and therefore may not be comparable to, similarly titled amounts used by other companies. Net Loss Before Taxes, Net Cash Used by Operating Activities, and Net Cash Used by Financing Activities should not be considered as alternatives to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.
The following table presents the Company Projections prepared by the Company’s management and provided to the Board and Wainwright.

	Actual	Actual	Actual	Actual	LE	LE	LE	LE	LE	LE	LE	LE	LE
	Jan-26	Feb-26	Mar-26	Apr-26	May-26	Jun-26	Jul-26	Aug-26	Sep-26	Oct-26	Nov-26	Dec-26	2026
Cash Flow from Operations
Net Loss Before Taxes	($1,010)	($1,648)	($2,218)	($1,192)	($3,037)	($1,449)	($1,022)	($910)	($1,146)	($822)	($841)	($1,501)	($16,797)
Benefit from Income Taxes	—	387	—	—	—	—	—	—	—	—	—	—	387
Equity Based Compensation	—	—	364	—	—	235	—	—	240	—	—	565	1,404
Depreciation and Amortization	1	1	1	1	—	—	—	—	—	—	—	—	3
Other Adjustments	18	8	(10)	10	—	—	—	—	—	—	—	—	25
Total Adjustment to Reconcile to Net Loss	(992)	(1,252)	(1,863)	(1,182)	(3,037)	(1,214)	(1,022)	(910)	(906)	(822)	(841)	(936)	(14,977)
Total Changes in Working Capital	(336)	1,002	364	69	1,505	(1,707)	21	63	253	(17)	165	268	1,649
Net Cash (Used)/Provided by Operating Activities	(1,328)	(250)	(1,499)	(1,113)	(1,532)	(2,921)	(1,001)	(847)	(653)	(839)	(676)	(669)	(13,329)
Cash Flow from Investing Activities
Purchase of PP&E	—	—	—	—	—	—	—	—	—	—	—	—	—
Net Cash (Used)/Provided by Investing Activities	—	—	—	—	—	—	—	—	—	—	—	—	—
Cash Flow from Financing Activities
Option Exercises	30	94	—	—	—	—	—	—	—	—	—	—	124
Warrant Exercises	—	—	216	—	—	—	—	—	—	—	—	—	216
RSA Net Share Settlements	(159)	—	—	—	—	—	—	—	(100)	—	—	—	(259)
Net Cash (Used)/Provided by Financing Activities	(129)	94	216	—	—	—	—	—	(100)	—	—	—	81
Net Increase/(Decrease) in Cash	(1,457)	(156)	(1,283)	(1,113)	(1,532)	(2,921)	(1,001)	(847)	(753)	(839)	(676)	(669)	(13,247)
Cash - Beginning of Period	15,956	14,499	14,343	13,060	11,947	10,415	7,493	6,493	5,646	4,892	4,053	3,377	15,956
Cash - End of Period	$14,499	$14,343	$13,060	$11,947	$10,415	$7,493	$6,493	$5,646	$4,892	$4,053	$3,377	$2,708	$2,708

In light of the foregoing factors and the uncertainties inherent in the Company Projections, stockholders are cautioned not to place undue, if any, reliance on the Company Projections or any other forward-looking information included in this section of the Schedule 14D-9.
Item 5.	Persons/Assets Retained, Employed, Compensated or Used.
The Company retained Wainright, a strategic and financial advisor focused on companies and transactions in the life sciences industry, to render and deliver an opinion as to the fairness, from a financial point of view, of the Offer Price to the holders of the Common Shares (other than the Excluded Shares). The Company paid Wainright a fee of $250,000 upon the delivery of its opinion in connection with the Original Merger Agreement and the Company paid Wainright a fee of $250,000 upon the delivery of its opinion in connection with the Merger Agreement. The Company also agreed to reimburse Wainright for its expenses incurred in connection with the engagement and to indemnify Wainright and its affiliates and their respective officers, directors, employees and agents, against specified liabilities.
Additional information pertaining to the retention of Wainright by the Company in Item 4 under the heading “Opinion of H.C. Wainwright & Co., LLC” is hereby incorporated by reference in this Item 5.
Except as set forth herein, neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.
Item 6.	Interest in Securities of the Subject Company.
Other than (i) the scheduled vesting of Company RSUs and issuances by the Company with respect thereto, (ii) the scheduled vesting of Company Restricted Stock, (iii) the scheduled vesting of Company Stock Options and (iv) the grant of Company Options, Company Restricted Stock and Company RSUs in the ordinary course, no transactions with respect to Common Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, or affiliates during the sixty (60) days prior to the date of this Schedule 14D-9.
Item 7.	Purposes of the Transaction and Plans or Proposals.
Except as indicated in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.
As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal.
Item 8.	Additional Information.
Golden Parachute Compensation
The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements-Arrangements Between the Company and its Executive Officers, Directors and Affiliates-Golden Parachute Compensation” is incorporated herein by reference.
Conditions to the Offer
The information set forth in Section 15 of the Offer to Purchase under the caption “Conditions of the Offer” is incorporated herein by reference.

Stockholder Approval Not Required
Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Common Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders (other than Purchaser, Parent, the Company and each of their respective wholly owned subsidiaries) who do not validly exercise appraisal rights under Delaware law will receive the same Offer Price for their Common Shares as was payable in the Offer following the consummation of the Merger.
Appraisal Rights
Holders of Common Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Common Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time will be entitled to appraisal rights under Section 262 of the DGCL, provided they comply with the applicable statutory procedures under Section 262. Holders whose Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.
The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are demanded. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.
Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Court of Chancery and to receive payment in cash of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a rate of interest, if any, as determined by such court on the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). The “fair value” as so determined by the court could be greater than, less than or the same as the Offer Price.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THE BOARD HAS FIXED JUNE 3, 2026 AS THE RECORD DATE FOR DETERMINING THE STOCKHOLDERS AND BENEFICIAL OWNERS ENTITLED TO RECEIVE THIS NOTICE OF APPRAISAL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:
•
within the later of the consummation of the Offer and twenty (20) business days after the date of mailing of this Schedule 14D-9 (which date of mailing is June 10, 2026), mail or otherwise transmit to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Common Shares in the Offer;
•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and
•
any stockholder (or beneficial owner of Shares) who has otherwise perfected his, her or its appraisal rights or the Surviving Corporation must file a petition in the Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (i) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (ii) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.
If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company (in accordance with the first bullet above) within ten (10) days after the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the effective date.
If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.
Written Demand by the Record Holder
All written demands for appraisal should be addressed to Lisata Therapeutics, Inc., P.O. Box 173, Liberty Corner, New Jersey 07938, attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Shares and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).
A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.
A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, or the beneficial owner of any such shares, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within ten (10) days after a written request therefor has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.
Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one (1) week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Court of Chancery. The costs of these notices are borne by the Surviving Corporation.
After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (ii) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.
Determination of Fair Value
After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding).

Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court, and (ii) interest theretofore accrued, unless paid at that time. The Company, Purchaser and Parent have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment upon the consummation of the Merger.
In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Common Share is less than the Offer Price.
Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.
If a petition for appraisal is not timely filed, or if both (i) the total number of Shares entitled to appraisal rights does not exceed 1% of the outstanding Shares eligible for appraisal and (ii) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights does not exceed $1 million, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.
Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless either (i) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares immediately prior to the Effective Time or (ii) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million. In addition, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the merger either within sixty (60) days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within sixty (60) days after the effective date of the Merger.
If you wish to exercise your appraisal rights, you must NOT tender your Common Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.
The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.
Anti-Takeover Statutes
As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three (3) years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the Board of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the Board of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger, the Merger Agreement, the Offer and the transactions contemplated thereby, as described in this Schedule 14D-9, and Parent and Purchaser have represented that neither they nor any of their “affiliates” or “associates” (as defined in Section 203) are or have been an interested stockholder at any time during the past three (3) years. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.
Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.
Regulatory Approvals
Antitrust Compliance
The consummation of the Offer and the Merger are not subject to the reporting and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended because the value of the transaction does not exceed the size-of-transaction threshold.
Annual and Quarterly Reports
For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, Quarterly Report for the three months ended March 31, 2026 and Current Reports on Form 8-K filed with the SEC.
Certain Litigation
As of the date of this Schedule 14D-9, the Company is not aware of any material pending legal proceedings relating to the Offer or the Merger. However, lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.
Cautionary Note Regarding Forward-Looking Statements
This Schedule 14D-9 includes forward-looking statements that are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, statements regarding the proposed acquisition of the Company by Parent, the expected timetable for completing the transaction, and the Company’s future financial or operating performance. These forward-looking statements typically can be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the proposed acquisition of the Company by Parent, similar transactions, prospective performance, future plans, events, expectations, objectives, opportunities, and the outlook for the Company; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; accordingly, investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially due to several factors. Factors that could cause future results to differ materially include: risks associated with the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all, the risk that Parent or Purchaser may not obtain financing for the transaction within the expected timeframe or at all or the risk that the closing of the proposed transaction will not occur; uncertainties as to how many of the Company’s stockholders will tender their shares in the offer; the possibility that competing offers will be made; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement, including circumstances requiring the Parent or the Company to pay a termination fee pursuant to the Merger Agreement and circumstances affecting the ability of such party to make such payment; the outcome of any legal proceedings that may be instituted by or against the parties and others related to the Merger Agreement; unanticipated difficulties or expenditures relating to the proposed transaction; the response of business partners to the announcement of the proposed transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed transaction; the possibility that the milestone payment related to the

CVR will never be achieved and that no milestone payment may be made; the risk that any stockholder litigation in connection with the proposed transactions may result in significant costs of defense, indemnification and liability; the Company’s ability to successfully demonstrate the efficacy and safety of its product candidates, and the preclinical or clinical results for its product candidates, which may not support further development of such product candidates; comments, feedback and actions of regulatory agencies; the Company’s dependence on the successful clinical development, regulatory approval and commercialization of its product candidates; the inherent uncertainties associated with developing new products or technologies and operating as clinical stage company; the Company’s cash sufficiency and runway; and other risks identified in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2025 and subsequent filings with the SEC. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The forward-looking statements in this document speak only as of the date of this document. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by applicable law.

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 10, 2026 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Letter of Transmittal (Including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO).
(a)(1)(E)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO).
(a)(1)(F)	Summary Advertisement as published in The New York Times, dated June 10, 2026 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(A)*	Opinion of H.C. Wainwright & Co., LLC, dated May 29, 2026 (included as Annex I of this Schedule 14D-9).
(a)(5)(B)	Press Release Issued by the Company, dated March 6, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on March 9, 2026).
(a)(5)(C)*	Press Release Issued by the Company, dated June 10, 2026.
(e)(1)(A)
Agreement and Plan of Merger, dated March 6, 2026, by and among the Company, Parent, and Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed March 9, 2026).

(e)(1)(B)
Waiver to Agreement and Plan of Merger, dated April 2, 2026, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed April 3, 2026).

(e)(1)(C)
Amendment and Waiver to Agreement and Plan of Merger, dated May 3, 2026, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed May 4, 2026).

(e)(1)(D)
Amendment to Agreement and Plan of Merger, dated May 29, 2026, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed May 29, 2026).

(e)(1)(E)
Amendment and Waiver to Agreement and Plan of Merger, dated June 8, 2026, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed June 9, 2026).

(e)(2)*	Non-Disclosure Letter, dated April 23, 2025, by and between the Company and Kuva Labs, Inc.
(e)(3)	Binding Term Sheet, dated January 20, 2026, by and between the Company and Kuva Labs, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed January 21, 2026)
(e)(4)
Amendment to Binding Term Sheet, dated February 27, 2026, by and between the Company and Kuva Labs, Inc. (incorporated by reference to Exhibit 10.1 to Lisata Therapeutics, Inc.’s Current Report on Form 8-K filed February 27, 2026).

(e)(5)*	Standstill Agreement, dated April 25, 2025, by and between the Company and Kuva Labs, Inc.
(e)(6)(1)	Original Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed March 9, 2026).
(e)(6)(2)	Current Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 29, 2026).
(e)(7)	Form of Support Agreement (incorporated by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K filed March 9, 2026).
(e)(8)
Lisata Therapeutics, Inc. Amended and Restated 2009 Equity Compensation Plan (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 30, 2023).

Exhibit No.	Description
(e)(9)
Lisata Therapeutics, Inc. 2015 Equity Incentive Compensation Plan, as amended (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 30, 2023).

(e)(10)	Cend Therapeutics, Inc. 2016 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed with the SEC on October 17, 2022).
(e)(11)
Lisata Therapeutics, Inc. 2018 Equity Incentive Compensation Plan, as amended (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 27, 2025).

(e)(12)
Lisata Therapeutics, Inc. 2017 Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 27, 2025).

(e)(13)
Form of Indemnification Agreement between the Company and each of its directors and officers (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on September 15, 2022).

(e)(14)
Second Amended and Restated Employment Agreement, by and between the Company and David J. Mazzo, Ph.D., dated as of June 10, 2025 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 13, 2025).

(e)(15)
Amended and Restated Employment Agreement, by and between the Company and Kristen K. Buck, M.D., dated as of June 10, 2025 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on June 13, 2025).

(e)(16)
Amended and Restated Separation Benefits Agreement, by and between the Company and James Nisco, dated as of June 10, 2025 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on June 13, 2025).

(e)(17)	Definitive Proxy Statement for the 2025 Annual Meeting, filed April 25, 2025 (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 25, 2025).

*	Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lisata Therapeutics, Inc.

By:	/s/ David J. Mazzo
Name: David J. Mazzo, PhD
Title: President and Chief Executive Officer

Dated: June 10, 2026

ANNEX I

CONFIDENTIAL
May 29, 2026
Board of Directors
Lisata Therapeutics, Inc.
110 Allen Road, Second Floor
Basking Ridge, NJ 007920
Ladies and Gentlemen:
We understand that Lisata Therapeutics, Inc. (the “Company”) proposes to enter into an Amendment No. 1 (the “Amendment”) to the Merger Agreement with Kuva Labs Inc. (“Kuva”) and the other parties named therein dated March 6, 2026 (the “Original Merger Agreement” and as amended, the “Merger Agreement”). Pursuant to the Merger Agreement, Kuva will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of common stock, par value $0.001 per share, of the Company (such stock, “Company Common Stock”) (other than treasury stock and shares of Company Common Stock held by the Company, any subsidiary of the Company and their affiliates and holders of Rollover Shares (as defined below)) at a price of $4.00 per share (the “Offer Price”). Following the completion of the Tender Offer, (i) Kuva will complete a short-form merger with the Company (the “Merger” and together with the Tender Offer, the “Transactions”), pursuant to which the holders of Company Common Stock will receive the Offer Price in exchange for their shares of Company Common Stock and (ii) shares of Company Common Stock held by certain shareholders of the Company will be contributed to Kuva in exchange for equity interests in Kuva (the “Rollover Shares”). In addition to the Offer Price, each share of Company Common Stock tendered in the Tender Offer or exchanged in the Merger, will also be entitled to receive a non-tradeable contingent value right (“CVR”), payable as follows: $1.25 per share of Company Common Stock upon achievement of the First Milestone (as defined in the CVR Agreement to be entered into with Kuva and the rights agent defined therein (the “CVR Agreement”) and (ii) $1.75 per share of Company Common Stock upon achievement of the Second Milestone (as defined in the CVR Agreement) . At your instruction, we did not consider the value of the CVR in our analysis.
You have requested our opinion as to whether the Offer Price to be received by the holders of Company Common Stock (other than the Company and its affiliates, and the holders of Rollover Shares) in the Transactions, pursuant to the Merger Agreement, is fair, from a financial point of view, to such holders. Capitalized terms used herein have the respective meanings ascribed thereto in the the Merger Agreement.
H.C. Wainwright & Co., LLC and its affiliates (collectively, “Wainwright”) are engaged in strategic advisory, underwriting and agency financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Wainwright and its employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may (for their own accounts and/or the accounts of their customers) at any time purchase, sell, hold or vote long- or short- positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Kuva or their subsidiaries or parents or their affiliates, third parties, and, as applicable, portfolio companies. In the ordinary course of its business, Wainwright may also publish research reports regarding the securities of the Company. Wainwright’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company that differ from the views of its investment banking personnel. Wainwright may in the future provide investment banking or financial services to the Company, Kuva or their subsidiaries or parents or their affiliates on matters that are unrelated to the Transactions for which Wainwright would expect to receive compensation.
We have been engaged by the Company to render this opinion. We will receive a fee in the amount of $250,000 for the provision of this opinion, which fee is not contingent on the successful completion of the Transactions. The Company has also agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities

A-I-1

that may arise, out of our engagement. In addition, we have entered into a Strategic Advisory Agreement, as amended, with the Company pursuant to which we received a retainer fee of $250,000 at the execution of the agreement and have the right to receive $100,000 at the closing of the Transactions. In addition, Wainwright has received (i) 250,000, plus expenses, in connection with a fairness opinion delivered to the Company in connection with the execution of the Original Merger Agreement and (ii) $37,589 in cash fees for sales made under the Company’s ATM facility. We have not received compensation from Kuva or their respective affiliates or provided to any such person, any investment banking or financial advisory services within the two year period preceding the date hereof.
In connection with this opinion, we have reviewed, among other things:
•
the draft Amendment dated May 28, 2026, which, for purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed by the parties thereto with respect to the Transactions;

•	the Original Merger Agreement;
•	certain publicly available information, including, but not limited to, the Company’s recent filings with the Securities and Exchange Commission and the financial statements set forth therein;
•	certain published research reports on the Company;
•	certain discussions with management of the Company relating to their clinical programs;
•	a 2026 cash flow forecast prepared by management of the Company; and
•	such other analyses and such other factors as we deemed relevant or appropriate for the purpose of rendering our opinion.
We have also held discussions with members of senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transactions and the past and current business operations, financial condition and future prospects of the Company; reviewed the reported prices and trading activity for the Company Common Stock; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate, including comparisons of the financial and operating performance of the Company’s business with that of companies with publicly traded equity securities that we deemed relevant and compared the terms of the Transactions to precedent transactions which we deemed relevant.
For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed that the management of the Company prepared reasonably the financial forecasts, estimates and other forward-looking information reviewed by us, based on assumptions reflecting its best currently available estimates and good faith judgments as to the expected future results of operations and financial condition of the Company and the combined company, respectively. At your direction, we have assumed that such forecasts provide a reasonable basis on which to evaluate the business of the Company and the Transactions. We express no view or opinion with respect to such financial forecasts, estimates or forward-looking information or the assumptions or estimates upon which they are based.
We have not made an independent evaluation, appraisal or regulatory or technical assessment of the assets and liabilities (including any contingent, derivative or other off balance-sheet assets and liabilities) of the Company or Kuva or any of their respective subsidiaries and we have not been furnished with any such evaluation, appraisal or assessment. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Purchaser, the Company or any of their respective affiliates is a party or may be subject, and at your direction and with your consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions, if any, will be obtained without any adverse effect on the Company or Kuva or on the expected benefits of the Transactions in any way meaningful to our analysis. With your consent, we have assumed that the Transactions will be consummated in all material respects on the identical terms set forth in the draft Amendment and the Original Merger Agreement, without the waiver, modification or addition of any term or condition the effect of which would be in any way
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meaningful to our analysis. Our opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters.
This opinion addresses only the fairness, from a financial point of view, of the Offer Price to be received by the holders of Company Common Stock (other than the Company, Kuva or their subsidiaries or parents or their affiliates and the holders of Rollover Shares), as of the date hereof, pursuant to the draft Amendment and the Original Merger Agreement. We do not express any view on, and our opinion does not address, any other term, portion or aspect of the draft Amendment and the Original Merger Agreement or Transactions, including (i) the form, structure or any other portion, term or aspect of the Transactions, (ii) any term or aspect of any other agreement, understanding, document or instrument contemplated by the draft Amendment and the Original Merger Agreement or entered into or amended in connection with the Transactions or (iii) any determination of the board of directors of the Company as to the use or distribution of the Offer Price following the consummation of the Transactions. We are not expressing any opinion as to the prices at which the Company Common Stock will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on the Company, or the Transactions, or as to the impact of the Transactions on Kuva or the Company. Our opinion does not address any actual or potential “interested party” aspects of the Transactions. We express no opinion and make no recommendation as to how any member of the board of directors of the Company, whether any stockholder should tender shares of Company Common Stock in the Tender Offer or how any stockholder of the Company or any other person should vote or act with respect to any manner relating to the Transactions or otherwise. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.
Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof or otherwise considering or commenting on circumstances, developments or events occurring or coming to our attention after the date hereof. Our services and the opinion expressed herein are provided for the information and assistance of the board of directors of the Company in connection with its consideration of the Transactions. This opinion has been approved by a fairness opinion committee of Wainwright.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of Company Common Stock (other than the Company, Kuva or their subsidiaries or parents or their affiliates and the holders of Rollover Shares) pursuant to the draft Amendment and the Original Merger Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
/s/ H.C. Wainwright & Co., LLC
H.C. Wainwright & Co., LLC
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ANNEX II
SECTION 262 OF THE
GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
APPRAISAL RIGHTS
Appraisal Rights.
(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1)
Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

A-II-1

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]
(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:
(1)
If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)
If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating

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or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3)
Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e)
Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have

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the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.
(f)
Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g)
At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)
After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and

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the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k)
Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l)
The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

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